SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For December 31, 2013

MetroGas Inc.
(Translation of registrant’s name into English)

MetroGAS S.A.
Gregorio Araoz de Lamadrid 1360
(1267) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: March 21, 2014
	By:	/s/ Marcelo Adrián Nuñez
	Name:	Marcelo Adrián Nuñez
	Title:	CEO

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND 2012, AND JANUARY 01, 2012 AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012.

TABLE OF CONTENTS

LEGAL INFORMATION		1
CONSOLIDATED STATEMENT OF FINANCIAL POSITION		2
CONSOLIDATED STATEMENTS OF PROFIT AND LOSS AND OTHER COMPREHENSIVE INCOME		3
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY		4
CONSOLIDATED STATEMENTS OF CASH FLOWS		5
1.	GENERAL INFORMATION	6
2.	ECONOMIC AND FINANCIAL POSITION AND REGULATORY FRAMEWORK	6
3.	BASIS FOR PRESENTATION AND ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)	20
4.	ACCOUNTING POLICIES	27
5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS	43
6.	FINANCIAL RISK MANAGEMENT	49
7.	FINANCIAL INSTRUMENTS	54
8.	INTERESTS IN SUBSIDIARIES	57
9.	SEGMENT REPORTING	58
10.	PROPERTIES, PLANT AND EQUIPMENT	59
11.	INVESTMENT PROPERTIES	60
12.	TRADE RECEIVABLES	61
13.	OTHER RECEIVABLES	63
14.	CASH AND CASH EQUIVALENTS	64
15.	ISSUED CAPITAL	65
16.	OTHER TAXES PAYABLES	67
17.	FINANCIAL DEBT	67
18.	REORGANIZATION LIABILITIES	71
19.	PROVISIONS	73
20.	TRADE PAYABLES	75
21.	SALARIES AND SOCIAL SECURITY	75
22.	OTHER ACCOUNTS PAYABLE	76
23.	REVENUES	76
24.	EXPENSES BY NATURE	77
25.	OTHER INCOME AND EXPENSES	77
26.	NET FINANCE RESULTS	78
27.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX	78
28.	NET RESULT PER SHARE	80
29.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES	80
30.	CONTRACTUAL COMMITMENTS	84
31.	SUBSEQUENTS EVENTS	87
INFORMATIVE SUMMARY OF ACTIVITY		88
Independent Auditors’ Report		100

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

LEGAL INFORMATION

Legal Address: Gregorio Aráoz de Lamadrid 1360, Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal Year: NO. 22 (commenced on January 1° 2013).

Consolidated Financial Statements: as of December 31, 2013 and comparatives.

Company’s Principal Business: provision of natural gas distribution services

Registration with the Public Registry of Commerce: December 1, 1992

Expiry Date of the Articles of Incorporation: December 1, 2091

Last Amendment of the By-Laws: April 30, 2013 (Registration is pending).

Parent Company: YPF S.A. (See Note 2.1)

Legal Address of the controlling company: Macacha Güemes 515, Ciudad Autónoma de Buenos Aires, Argentina.

Principal Business of the controlling company: study, exploration and exploitation of liquid and/or gaseous hydrocarbons and other minerals, as well as the industrialization, transportation and marketing of these products and their byproducts, also including petrochemical products,  and non-fossil fuels and chemicals, biofuels and their components, electric power generation based on hydrocarbons, telecommunication services, as well as production and industrialization, processing, marketing, conditioning services, grain transportation and storage and their byproducts.

Percentage of votes held by parent company: 70%

Composition in Common Stock as of 12.31.13:

Classes of Shares	Subscribed, Registered and Paid-in (thousands of Ps.)
Outstanding
Common certified shares of Ps. 1 par value and 1 vote each:
Class “A”	290,277
Class “B”	221,977
Class “C”	56,917
Capital Stock as of 12.31.13	569,171

METROGAS S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2013 AND 2012 AND JANUARY 01, 2012
(Stated in thousands of pesos)

	Notes	12.31.13	12.31.12	01.01.12
Assets
Non current Assets
Properties, plant and equipment	10	1,849,603	1,780,930	1,751,516
Deferred tax assets	27	1,107	751	443
Other investment		909	646	445
Investment properties	11	5,339	5,459	5,578
Other receivables	13	3,633	336	332
Total Non current assets		1,860,591	1,788,122	1,758,314
Current assets
Trade receivables	12	339,257	258,705	231,331
Other receivables	13	28,558	20,467	17,986
Cash and cash equivalents	14	116,592	153,208	207,278
Total Current assets		484,407	432,380	456,595
Total assets		2,344,998	2,220,502	2,214,909
Shareholders’ Equity
Issued capital	15	569,171	569,171	569,171
Adjustment to issued capital		684,769	684,769	684,769
Legal reserve		45,376	45,376	45,376
Unappropriated retained losses		(878,082)	(1,133,018)	(954,272)
Equity attibutable to the owners		421,234	166,298	345,044
Non-controlling interest		2,883	989	1,071
Total Shareholders’ Equity		424,117	167,287	346,115
Liabilities
Non current Liabilities
Other taxes payable	16	7,898	8,996	-
Reorganization liabilities	18	17,040	1,429,301	1,319,615
Financial debt	17	952,726	-
Deferred tax liabilities	27	224,739	52,072	126,907
Provisions	19	58,304	-
Total Non current Liabilities		1,260,707	1,490,369	1,446,522
Current Liabilities
Provisions	19	-	102,025	91,067
Income tax and minimum presumed income tax (“MPIT”) liability		32,269	10,271	12,979
Other taxes payable	16	94,157	55,798	32,520
Financial debt	17	398	-
Trade payable	20	461,589	335,787	237,355
Salaries and social security	21	61,010	49,286	39,425
Other accounts payable	22	10,751	9,679	8,926
Total Current Liabilities		660,174	562,846	422,272
Total Liabilities		1,920,881	2,053,215	1,868,794
Total Liabilities and Shareholders’ Equity		2,344,998	2,220,502	2,214,909

Notes 1 to 31 are an integral part of these statements.

David Tezanos Gonzalez
Chairperson

METROGAS S.A.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(Stated in thousands of pesos)
		For the years ended,
	Notes	12.31.13	12.31.12
Revenues	23	1,936,211	1,481,375
Operating costs	24	(1,433,202)	(1,192,226)
Gross profit		503,009	289,149
Administration expenses	24	(228,647)	(169,984)
Selling expenses	24	(258,753)	(199,413)
Other income and expenses	25	47,266	(6,086)
Operating income (loss)		62,875	(86,334)
Finance income	26	25,526	29,917
Finance cost	26	(367,131)	(171,517)
Net financial results		(341,605)	(141,600)
Debt restructuring result	17	757,470	-
Result before income tax		478,740	(227,934)
Income tax and minimum presumed income tax (“MPIT”)	27	(221,910)	49,106
Net and comprehensive result for the year		256,830	(178,828)
Net and comprehensive result for the year attributable to controlling interest		254,936	(178,746)
Net and comprehensive result for the year attributable to non-controlling interest		1,894	(82)
Net and comprehensive result for the year		256,830	(178,828)
Net result per share
Basic and diluted	28	0.45	(0.31)

Notes 1 to 31 are an integral part of these statements.

David Tezanos Gonzalez
Chairperson

METROGAS S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER´S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(Stated in thousands of pesos)

	Issued capital	Adjustment to issued capital	Legal reserve	Unappropriated retained earnings (*)	Attributable to the owners of the parent	Attributable to Non-controlling interest	Total Shareholders’ Equity
Balance as of 01.01.12	569,171	684,769	45,376	(954,272)	345,044	1,071	346,115
Net and comprehensive result for the year ended 12.31.12	-	-	-	(178,746)	(178,746)	(82)	(178,828)
Balance as of 12.31.12	569,171	684,769	45,376	(1,133,018)	166,298	989	167,287
Net and comprehensive result for the year ended 12.31.13	-	-	-	254,936	254,936	1,894	256,830
Balance as of 12.31.13	569,171	684,769	45,376	(878,082)	421,234	2,883	424,117

(*) The unappropriated retained earnings as of January 1, 2012 and December 31, 2012 include a loss amounting to Ps. 170,754 thousand and Ps. 206,695 thousand, respectively due to the impact of the first time adoption of the International Financial Reporting Standards (IFRS) (see Note 3.5).

Notes 1 to 31 are an integral part of these statements.

David Tezanos Gonzalez
Chairperson

METROGAS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(Stated in thousands of pesos).

	12.31.13	12.31.12
Cash Flows from operating activities
Total net result for the year	256,830	(178,828)
Adjustments to reconcile net results to cash flows provided by operating activities
Income tax recognized during the year	221,910	(49,106)
Depreciation of properties, plant and equipment and investment property	81,088	76,072
Net book value of disposals of properties, plant and equipment	9,586	662
Provisions	(30,013)	19,466
Debt restructuring result (2)	(770,360)
Net Financial Results	344,620	160,600
Changes in assets and liabilities
Trade receivables	(86,700)	(29,807)
Other receivables	(11,388)	(2,485)
Deferred income tax assets	(356)	(308)
Trade payable	125,802	73,332
Other non current investments	(263)	(201)
Salaries and social security	11,724	9,755
Income tax and minimum presumed income tax (“MPIT”) liability	(21,988)	(25,930)
Other taxes payable	36,445	8,756
Other accounts payable	1,072	726
Provisions	(42)	(926)
Income tax and minimum presumed income tax (“MPIT”) paid in the period	(5,257)	(7,018)
Net cash flows generated by operating activities	162,710	54,760
Cash flows from investing activities
Increase in properties, plant and equipment	(166,046)	(111,178)
Net cash flows used in investing activities	(166,046)	(111,178)
Cash flows from financing activities
Payments of interest	(32,153)	-
Net cash flows used in financing activities	(32,153)	-
Decrease in cash and cash equivalents	(35,489)	(56,418)
Cash and cash equivalents at the beginning of year	153,208	207,278
Exchange differences on cash and cash equivalents	(1,127)	2,348
Cash and cash equivalents at the end of the year (1)	116,592	153,208
Decrease in cash and cash equivalents	(35,489)	(56,418)

(1) From cash and cash equivalents as of December 31, 2013 and 2012, Ps. 77,273 thousand and Ps. 47,606 thousand, respectively correspond to balances collected for Trust Funds and Resolution I-2621/2013 that were deposited the following month.

(2) Exclude debt restructuring expenses for Ps. 12,890 thousand.

Notes 1 to 31 are an integral part of these statements.

David Tezanos Gonzalez
Chairperson

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

1.           GENERAL INFORMATION

MetroGAS S.A. (“MetroGAS” or the “Company”) is a sociedad anónima organized under the laws of the Republic of Argentina. The registered office and principal place of business is located at Gregorio Aráoz de Lamadrid 1360 – Ciudad Autónoma de Buenos Aires.

The Company was formed in 1992 and on December 1, 1992 it was registered as a corporation pursuant the laws of the Republic of Argentina under number 11,670, Book 112, Volume A of Sociedades Anónimas. The term of duration of the Company expires on December 1, 2091 and its principal business is the provision of natural gas distribution services.

On November 2, 1994, the Argentine Securities Commission (“CNV”), pursuant to Resolution No. 10,706, authorized to public offering all the Company’s outstanding shares that at such date composed the capital stock. American Depositary Shares (“ADSs”) were issued in the United States and were registered with the Securities and Exchange Commission (“SEC”). The Shares of the Company are listed on Buenos Aires Stock Exchange (“BCBA”) and its ADSs on the New York Stock Exchange (“NYSE”), respectively. On June 17, 2010, the NYSE informed that MetroGAS ADSs had been suspended from trading as a result of the Company´s filing for reorganization proceeding. At the time of issuance of these financial statements the NYSE keeps the suspension of MetroGAS´ADSs trading.

MetroGAS’ controlling shareholder is Gas Argentino S.A. (“Gas Argentino”) whose principal business is the investment. As of December 31, 2013, the controlling shareholder of Gas Argentino S.A.  is YPF S.A. through its subsidiary YPF Inversora Energética S.A (“YIESA”) (see Note 2.1).

MetroGAS controls MetroEnergía S.A. (“MetroEnergía”) a sociedad anónima formed under the laws of Argentina, whose principal business is the sale of natural gas and/or transport on its own behalf or on account of third parties in Argentina.

2.           ECONOMIC AND FINANCIAL POSITION AND REGULATORY FRAMEWORK

As from December 2001, the Argentine Government adopted a number of measures designed to act in the face of the difficult economic, financial and social conditions prevailing in the country, which entailed a significant change in the economic policies then being applied.

The most salient of those measures included: (1) implementing a floating rate of exchange, which resulted in a significant devaluation of the Argentine peso during the first months of 2002, (ii) the conversion to Argentine pesos of some foreign-exchange denominated assets and liabilities kept within the country, and (iii) the conversion to Argentine pesos of the rates and tariffs of public services.

As part of the above measures, Public Emergency and Foreign-Exchange System Law No. 25,561 (the “Emergency Law”) was enacted on January 9, 2002. This law was subsequently supplemented by other statutes, executive decrees and regulations issued by different governmental agencies. This set of rules involved a substantial change in the terms of MetroGAS License under which the Company had been operating, and in the relationship between the Company and the Argentine Government, as it modified the tariff system established under Law No. 24,076 (the “Gas Law”) and supplementary regulations.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

The Argentine Executive Power (“PEN”) has been authorized to renegotiate public service agreements on the basis of the following factors: a) the impact of service rates on economic competitiveness; b) the quality of services and any investment plans contemplated in the relevant agreements; c) users’ interests and service accessibility; d) the safety of any systems involved; and e) the profitability of the companies involved. Note 2.4.2 describes the rate renegotiation process carried out between the Company and the Argentine Government.

During almost thirteen years the Company has kept its rates frozen. In the process of its License Renegotiation under Public Emergency Law No. 25,561, the Company subscribed a Temporary Agreement with the Unit for the Renegotiation and Analysis of Utility Contracts (UNIREN) on October 1, 2008, which agreement was ratified by the Argentine Executive by Executive Decree No. 234/09 published in the Official Gazette on April 14, 2009. The Temporary Agreement has not been implemented yet; due to rate schedule resulting from such Executive Decree has not been issued. Also, it has not given to MetroGAS the pass through to include in its rates any municipal contribution, tributes and other charges that have a significant, increasing and disproportionate impact on the Company’s generation of cash flow. All rate increases applied to different customer categories that the Company has been forced to include in its invoices, except for the effect of Resolution ENARGAS No. 2,407/12 described below, have not involved any revenues whatsoever, because the Company merely acts as a collection agent for funds that were used to finance a larger capacity of trunk gas pipelines, pay increased natural gas prices to producers and pay gas imports to meet domestic demand. On the other hand, this Distributor has not, during the thirteen years that its rates have remained frozen, received any subsidies from the Argentine Government. From 2001 to this date, the Company’s operating costs have suffered an average increase of around 655%.

On November 21, 2012, the Company, similarly to all other gas Distributors with the exception of Litoral Gas, subscribed a Memorandum (the “Memorandum”) with ENARGAS. Pursuant to the ENRG/SD/I 13,352 letter received from ENARGAS on November 29, 2012, this Memorandum is fully effective. Under this Memorandum, it was agreed that a fixed amount, which is different for different customer categories, would be established per invoice. The amounts thus received by Distributors will be deposited into a trust fund created to such an effect, and used for the performance of works relating to infrastructure, connection, power upgrades, expansion and/or technological adaptation of gas distribution network systems, safety, service reliability and network integrity, and also for maintenance and any other related expenses necessary to provide the gas distribution public service, up to the limit of the amounts effectively available to be applied within the service provision area.

Any amounts received by gas distribution License Holders will be received on account of any rate adjustments contemplated in the License renegotiation agreements subscribed in due time. In the case of MetroGAS, this is the Temporary Agreement approved by Executive Decree No. 234/09.

The Company believes that any amounts under the Temporary Agreement 2012 are insufficient to compensate the imbalance in the economic and financial condition of the Company.

Also, in spite of the fact that the Company hired a financial advisor in order to find other options for the refinancing of its debt, the steps taken by the Company in this connection were not successful because the proposals it received were not consistent with the Company’s actual possibilities. For this reason, the Company was unable to generate sufficient liquid funds to make payments under its financial debt which were due on June 30, 2010, and some trade payables and tax obligations.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

Consequently on June 17, 2010, the Board of Directors decided to rely on the protection afforded under these circumstances by Argentine Law No. 24,522, and filed a petition for Reorganization Proceedings on behalf of MetroGAS (see Note 2.2).

On the same date, MetroGAS received notice of ENARGAS Resolution No. I-1.260, pursuant to which an interventor was appointed for the Company (as described also in Note 2.3).

The changes in the economic conditions of the country and the amendments introduced by the Public Emergency Law towards the end of 2001, have impacted the economic and financial position of the Company affected by the suspension of the original regime of tariffs adjustment, added to the increase in the operating costs to maintain the quality of service. The Company estimates that, if the conditions as of the date of issuance of these financial statements continue, the situation will continue to deteriorate, for this reason, the management has evaluated a variety of measures to mitigate the impact of the current financial situation, including:

-	escalating the Company claims to Argentine authorities on the approval of tariff increases (including the pass-through of municipal levies);
-	procuring the strict management of cash-flow and control our expenditures;
-	requiring additional capital contributions from shareholders;
-	modifying payment conditions with our principal suppliers and the Trust Funds; and
-	obtaining financing from third parties.

The Company is under a renegotiation process of certain terms of the License with the Argentine Government in order to oppose the negative impact produced by the mentioned circumstances, which situation has not been resolved to the date of these financial statements.

In this context, as of December 31, 2013, the Company registered cumulative losses amounting to Ps. 878,082 thousand and consolidated negative working capital to Ps. 175,767 thousand.

Because of the magnitude of the negative results recorded by the Company at December 31, 2013, the Shareholders´ meeting shall consider explicitly the net result for the year in accordance to the order for absorption of accumulated losses determined in the CNV rules.

These consolidated financial statements have been prepared using accounting standards applicable to a going concern. As of the date of issuance of these financial statements, it is neither possible to foresee the outcome of the tariff negotiation process nor to determine its final consequences on the Company’s results and operations. The above mentioned circumstances raise substantial doubt about the Company’s ability to continue as a going concern. However, the Company’s consolidated financial statements do not include any adjustments or reclassifications, if any, that might be required from the unsuccessful outcome of the situation described above.

2.1           Change in Company control

On April 26, 2013, MetroGAS was informed of Resolution ENARGAS No I/2566 D, dated April 19, 2013, whereby ENARGAS approved the purchase by YIESA of  54.67% of Gas Argentino Class A shares from BG Inversiones Argentinas S.A. and of 2.73% of  MetroENERGÍA shares from BG Argentina S.A., without prejudice of the involvement of Comisión Nacional de Defensa de la Competencia (National Committee for the Defense of the Competition).

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

On May 3, 2013, Gas Argentino reported to the Company that BG Inversiones Argentinas S.A. had transferred to YIESA 46,010,284 ordinary, registered shares with nominal value of $ 1 and one vote per Class A share, representative of 54.67 % of the capital stock of Gas Argentino, owner of 70% of MetroGAS’s shares. Thus, YPF S.A. through YIESA obtained 100% of the capital stock and votes of Gas Argentino and it will indirectly have, through Gas Argentino, 70% of the capital stock and votes of MetroGAS.

In addition, BG Argentina S.A. transferred to YIESA 6,279 ordinary, registered shares with nominal value of $ 1 and one vote per share, representative of 2.73 % of the capital stock of MetroENERGÍA.

On August 1, 2013 YIESA, under the terms of art. 215 of the Law of Corporations, it transferred to Operadora de Estaciones de Servicio S.A. (“OPESSA”) 1,683,246 ordinary, Class A, registered, non-endorsable, shares with $1 nominal value each and one vote per share, that represent 2% of the Gas Argentino´s capital stock.

2.2           MetroGAS Reorganization Proceeding

On account of various circumstances that significantly affected the Company’s ability to generate sufficient cash flows in order to meet its obligations as to suppliers and financial creditors, on June 17, 2010 the Board of Directors of MetroGAS filed a petition for reorganization proceedings in National Commercial Court No. 26, Clerk’s Office No. 51, and file No. 056,999. A Shareholders’ Meeting of the Company held on August 2, 2010 ratified this decision of the Board of Directors.

After the different procedural steps prescribed by the Argentine Bankruptcy Law (“ABL”) had been completed, on February 2, 2012 the Company filed a complete and final proposal for an arrangement with unsecured creditors holding allowed and provisionally admitted claims. On May 22, 2012, the Company filed a revised proposal, including certain amendments that involved minor changes in the dates established for the occurrence of certain events (capitalization of interest and determination of Deadline, among others), and suppressed the purchase offer that the issuer was required to make upon the occurrence of a change of control. The proposal which contemplated payment of any allowed and provisionally admitted unsecured claims by means of a delivery, in exchange for and lieu of payment of those claims, of two classes of notes (the “New Notes”) due December 31, 2018.

On September 6, 2012, the acting court issued an order by which it approved the Company’s arrangement with creditors and declared terminated the reorganization proceedings under the ABL. Also, it ordered the creation of the final committee of creditors.

The debt exchange and issuance of the New Notes was implemented by the Company on January 11, 2013 with respect to unsecured creditors holding allowed and provisionally admitted claims.
MetroGAS on February 1 and February 13, 2013, submitted before the intervening Court the compliance of the debt exchange and the issuance of the new notes as well as capitalization and interest payments in order to obtain the removal of all general inhibitions and the legal declaration of the accomplishment of the proceeding within the terms and conditions of Section 59 of the ABL.

On September 9, 2013, MetroGAS made a formal presentation in the Reorganization File requesting the reorganization proceedings be declared complied with.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

On November 8, 2013, the acting Court issued a resolution stating that the reorganization proceedings had been satisfactorily completed upon the debtor’s compliance with its arrangement with creditors. Court notices were published as evidence that the order restraining the debtor’s disposition of party had been lifted, and fees were assessed for the bankruptcy syndics.

MetroGAS filed an appeal against the assessment of fees for the benefit of bankruptcy syndics, and at the same time held negotiations with such syndics, who accepted a payment of Ps. 4.5 million. As a result, the appeal against the assessment of fees was abandoned and an agreement was signed with bankruptcy syndics.

On December 13, 2013, the Registry of Real Estate of the Province of Buenos Aires recorded the lifting of the general restraining order on the disposition of property as ordered by the Court.

Also, the Company is currently holding negotiations with preferred creditors in relation to the payment of their respective claims, which are registered as of December 31, 2013 in “Reorganization liabilities”.

2.3           MetroGAS Intervention

Following the Company’s filing to commence a reorganization proceeding (concurso preventivo) on June 17, 2010, MetroGAS was notified of Resolution No. I-1,260 issued by ENARGAS, which provided for the intervention of the Company and appointed Mr. Antonio Gómez, an engineer, as interventor for the next one hundred and twenty days.

Said Resolution stated that the interventor will supervise and control all of the Company’s regular administrative and disposal activities that could have an impact in the gas distribution public service rendered by the Company, which is the core of the License. In addition, it ordered to initiate an integral corporate audit of the Company; and under said audit, to determine and appraise the value of all Company’s assets transferred by the PEN by Decree No. 2.459/92 and those added at a later date.

The intervention of MetroGAS and the appointment of Eng. Antonio Gomez have been successively extended for 120 calendar day-terms under the terms and subject to the conditions of the original ones. The last of these extensions was established by ENARGAS through Resolution No. 2,448/13 dated February 1st, 2013.

On May 16, 2013, Report of the Eng. Antonio Gómez was received in relation to the inventory and valuation of assets essential emerged which no observations.

On May 31, 2013, ENARGAS published Resolution ENRG I-2,587/13 providing for the termination of the intervention of that entity at MetroGAS and the termination of acting Eng. Antonio Gómez.

2.4           Regulatory Framework

The natural gas distribution system is regulated by the “Gas Act” which, together with Decree No. 1,738/92 issued by the Executive Power, other regulatory decrees, the specific bidding rules (“Pliego”), the Transfer Agreement and the License, establishes the Regulatory Framework for the Company’s business.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

The License, the Transfer Agreement and the regulations promulgated pursuant to the Gas Act contain certain requirements regarding the quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of common stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and the applicable regulations. ENARGAS’ jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investments in the gas industry.

Tariffs for gas distribution services were established in the License and are regulated by ENARGAS.

2.4.1           Distribution License

Under the License, MetroGAS is entitled to render the public service of gas distribution for a term of 35 years. The Gas Act provides that MetroGAS may, upon expiration of the original 35-year term, apply to ENARGAS for a renewal of the License for an additional 10-year term. ENARGAS is required at that time to evaluate the Company’s performance and make a recommendation to the Executive Power. MetroGAS is entitled to such extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and applicable regulations and decrees and the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for said license, in which MetroGAS will have the option, in case it has complied with its obligations, to match the best bid offered to the Argentine Government by any third party.

As a general rule, upon termination of all periods of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 2.8.1).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details other obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out a Mandatory Investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

▪	Serious and repeated failure by the Company to meet its obligations.
▪	Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.
▪
Sale, disposition and transfer of the Company’s Essential Assets or encumbrances thereon without ENARGAS’ prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

▪
Bankruptcy, dissolution or liquidation of the Company. Therefore, the reorganization proceeding does not affect the normal course of the operations of the Company or, consequently, is a cause of revocation of the Company’s License.

▪
Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS’ prior authorization) or giving up the License, other than as permitted therein.

▪	Transfer of the Technical Assistance Agreement or delegation of the functions granted in said Agreement without ENARGAS’ prior authorization, during the first ten years from License granting.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans or encumber assets to secure debt of, or grant any other benefit to creditors of Gas Argentino.

2.4.2           Tariff Renegotiation

The Public Emergency and Exchange Regime Reform Law No. 25,561 (“Emergency Law”) dated January 7, 2002, modified the legal framework in force for license contracts of public utilities.

The main provisions of the above mentioned Law that have an impact on the License duly granted to MetroGAS by the National Government and that modify express provisions of Law No. 24,076 (the “Gas Act”) are the following: “pesification” of tariffs that were fixed in convertible dollars at the exchange rate specified in the Convertibility Law (Law No. 23,928), the prohibition of tariff adjustments based on any foreign index, thus not allowing the application of the international index specified in the Regulatory Framework (US Producer Price Index-PPI), and the renegotiation of the License granted to the Company in 1992.

In fact, the Emergency Law established the beginning of a renegotiation process of public utility services agreements granted by the PEN without detriment to the requirements that utility services companies must go on complying with all their obligations. The process began in 2002 and the Ministry of Economy and Production (“ME”) was entitled to carry out the renegotiation through the Committee for the Renegotiation of Contracts for Public Works and Services (“CRC”); said Committee was then replaced by the “Unit for the Renegotiation and Analysis of Utility Contracts” (“UNIREN”) by means of Executive Order No. 311 in 2003. The UNIREN was presided jointly by the ME and by the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”).

The Emergency Law, which was originally to be due in December 2003, was extended several times until December 31, 2015. The terms for renegotiating licenses and public services concessions were also extended.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

Although MetroGAS strictly complied with the disclosure of all information required, the renegotiation process is still delayed being not possible for the Company to achieve a final agreement.

On October 1st, 2008, MetroGAS signed a Temporary Agreement with the UNIREN which was ratified by its Shareholder’s Meeting on October 14, 2008 and approved by the PEN on March 26, 2009 by Decree No. 234 (published in the Official Gazette on April 14, 2009). The mentioned Temporary Agreement establishes a Transitional Tariff Regime as from September 1st, 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services. The amounts resulting from the increase actually received in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the License area. The Temporary Agreement has not been applied yet, due to the fact that rate schedules have not been issued.

On December 29, 2011, MetroGAS filed a complaint to interrupt the status of limitation of damages resulting from the breakdown of the economic financial equation contemplated in the gas distribution License as well as a previous administrative claim for same purposes. Said complaint was amended on February 13, 2013, and, at that time, the claimed amount was stipulated.

On November 21, 2012, the Company, as well as the other gas Distribution Companies, except for one, executed an Agreement (“Agreement”) with ENARGAS, which in accordance with ENARGAS’ letter ENRG/SD/I 13,352 received on November 29, 2012, is in full force and effect. In such Agreement a fixed amount per invoice is agreed, stating a difference by customer category. The amounts collected in respect thereof by the Distribution Companies will be deposited in a trust fund created to this effect and used to carry out infrastructure works, connection works, repowering, expansion and/or technological modification of the systems of gas distribution through network, security, reliability of the service and integrity of the network, as well as maintenance and any other related expense that may be necessary to provide the gas distribution public service, up to the amount of the funds actually available so as to be applied within the service area. On the other hand, gas distribution companies shall obtain the approval of an Execution Committee to be created in the trust fund to implement an Investment Plan of Consolidation and Expansion expressed in physical and monetary terms which guidelines shall be determined in the trust fund agreement to be entered into between the Company and Nación Fideicomisos S.A.

The amounts that gas Licensees shall receive will be taken as a payment on account of the tariff adjustments stated in the License renegotiation agreements executed from time to time, in the specific case of MetroGAS, the Temporary Agreement as approved by Decree No. 234/09. MetroGAS’ collection, as a consequence of implementing the new fixed amounts, amounted to Ps. 194 million for the year 2013.

On November 29, 2012 ENARGAS Resolution No. 2,407/12 was published in the Official Gazette, specifying that MPFIPyS Resolution No. 2,000/05 had been complied with. As a consequence ENARGAS authorized Distribution Companies to collect the charge previously mentioned.

The Company has been invoicing this new tariff charge since December 3, 2012.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

On December 11, 2012 ENARGAS sent the form of a financial trust fund and private administration contract (“Trust-Fund Contract”) to be entered into by gas Distribution Companies and Nación Fideicomisos S.A.

On January 16, 2013 the Operative Manual was executed with ENARGAS in accordance with the form duly sent by the regulatory authority.

The Trust Fund Contract and the Operative Manual provide the general guidelines for the management of the deposited funds. Distribution Companies will have to deposit, on a monthly basis, the amounts collected from customers together with a Sworn Statement which will be filed with ENARGAS and Nación Fideicomisos S.A. In addition, an annual Investment Plan of Consolidation and Expansion will have to be submitted to the Execution Committee for its approval. Upon obtaining approval thereof and of any modifications thereto, and once the Sworn Statement shall have been examined together with the progress of improvement works, the Execution Committee is responsible for approving the funds availability in order that Nación Fideicomisos may make the corresponding payments to suppliers for and on behalf of the Distribution Companies. Further, it is important to point out that the trust fund contract executed by MetroGAS contemplates the possibility of financing by Nación Fideicomiso S.A., provided that all those works that need financing shall have been stated in detail and approved by the Execution Committee. Such works shall be financed only with the Trust Fund Capital and only certain percentage of the collected net fixed amounts may be applied by the Distribution Company.

On February 1, 2013, MetroGAS submitted to ENARGAS the Investment Plan of Consolidation and Expansion for its approval. On March 27, 2013, MetroGAS received notice that the Plan had been approved in its entirety by the Execution Committee at its meeting held on March 21.

In order to expedite the implementation of the administrative processes contemplated in the Operative Manual the Execution Committee has authorized, as from July 18 of this fiscal year, an alternative system pursuant to which any collected amounts were advanced to MetroGAS so that the Company might use them for purposes of effecting payment to contractors performing works under the approved Fund for Gas Distribution Consolidation and Expansion Works (“FOCEGAS”) plan. This system, which was in operation until December 31, 2013, allowed the projects included in Works Plan 2013 to be performed on a regular basis.

In late 2013 a number of changes were made in the Operative Manual, which were designed to improve the administrative process without impairing ENARGAS’ monitoring of the projects. On account of these changes, an addendum to the trust agreement and a new version of the Operative Manual were subscribed on December 19, 2013. Immediately thereafter, ENARGAS issued Resolution No. 2767, to clarify the details of the initial application of such method. It should be noted that this simplified administrative system is applicable to any works related to Reliability and Maintenance, while Expansion works are excluded.

On January 6, 2014, the Company submitted to ENARGAS the Work Plan 2014, including information on works completed under Plan 2013. On such same date, MetroGAS sent to Nación Fideicomiso S.A. a rendering of accounts in relation to the disbursements derived from the alternative method for the advancement of funds.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

2.4.3           Unbundling of Natural Gas

Due to regulatory changes that have been made to the natural gas sector since 2005, the so called “natural gas unbundling” process took place, by which the different categories of customers (except for residential customers and small commercial customers, as well as non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions) had to purchase natural gas volumes at the point of entry into the transportation system directly from producers and/or sellers of natural gas, leaving the regional distribution companies limited to exclusively give transportation and or distribution services of natural gas.

Additionally and in the same year, a Mechanism for Assigning Natural Gas to CNG stations was established, by which CNG stations get natural gas by means of a mechanism of periodic assignments of natural gas volumes in the Electronic Gas Market (“EGM”).

In this context, in 2005 MetroENERGÍA was created as a natural gas trading company with the aim of keeping the highest amount of customers possible and count on a proper tool in accordance with the new scenario where the Company had to perform.

MetroENERGIA was authorized by the ENARGAS to act as a natural gas trading company and or gas transportation company, and registered as agent of the EGM.

Actions taken by MetroENERGIA since its formation made it possible to retain most of the industrial and commercial customers duly contemplated in the “unbundling” process of the Company’s area, thus being able to maintain the participation of these categories of customers within MetroGAS’ sales portfolio.

2.4.4           Complementary Agreement with Natural Gas Producers

On October 1, 2008, SE Resolution No. 1,070/08 was published, approving the “Complementary Agreement with Natural Gas Producers” which was executed on September 19, 2008. Said Agreement was mainly aimed at restructuring gas prices at well head, segmenting natural gas residential demand, and establishing the natural gas producers’ contribution to the Trust Fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at various prices.

In accordance with the Complementary Agreement with Natural Gas Producers, ENARGAS Resolution No. I/409/08, published on September 19, 2008, divided the “R” category of residential customers into 8 subcategories according to their natural gas consumption. Based on this subdivision, an increase on the value of natural gas at the point of entry into the transportation system was determined; however, such increase did not apply to the first three residential sub-categories and to sub-distributors.

As pursuant to the Complementary Agreement with Natural Gas Producers as approved by SE Resolution No. 1,070/08, increases in the price of natural gas had to be fairly allocated to the different components of the user’s final tariff so as to guarantee that the distributors’ equation should remain unaltered after these increases, ENARGAS made the relevant tariff adjustments and issued, in the case of the Company, Resolution No. I/446/08 by which it approved a new tariff scheme reflecting the above mentioned tariff increases effective as from September 1, 2008, (October 1, 2008, in respect of CNG increases). However, the new tariff scheme did not provide for the tariff readjustment of the distribution segment.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

Additionally, on December 23, 2008, the Secretariat of Energy published Resolution No. 1,417/08 whereby, and also on the basis of the Complementary Agreement with Natural Gas Producers as approved by SE Resolution No. 1,070/08, it established new natural gas prices at the point of entry into the transportation system. As a result, ENARGAS issued Resolution No. I/566/08, published on the same day thereof, approving the new tariff scheme to be applied which reflected such new increased prices for natural gas.

2.4.5           Procedure for Gas Applications, Confirmations and Control

On October 4, 2010, ENARGAS Resolution No. 1,410/10 was published in the Official Gazette, which approved new rules named “Procedure for Gas Applications, Confirmations and Control”, which shall be complied with by certain participants of the natural gas industry, including natural gas distribution companies, with an impact on daily natural gas nominations, transportation and distribution. As from October 1, 2010, when such Procedure became effective, MetroGAS has the total daily volume of natural gas necessary to supply its non-interruptible demand.

2.5                  Incentive Policies

There are various schemes fostered by the National Government to boost the natural gas industry which, although initially have no direct impact on MetroGAS, nor do they impose any obligations on the company, might actually have favorable consequences considering that one of their main objectives is to increase natural gas injections. The various schemes are described below:

 2.5.1           “Plan Energía Total” (Total Energy Plan)

The National Government implemented the Total Energy Plan in 2007; the said plan aimed at guaranteeing the supply of energetic resources, of both liquid and gas fuels, and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. As a matter of fact, Resolution No. 459/07 by MPFIPyS created the above mentioned Total Energy Plan which was then ruled by different resolutions that enlarged it and extended its enforcement.

The Total Energy Plan includes a propane-air provision plan under the responsibility of “Energía Argentina S.A.” (“ENARSA”). In connection to this last issue, ENARGAS Resolution No. I/831/09 was published on August 20, 2009 by means of which new specifications were set for synthetic natural gas to be injected into the system of distribution. The plant that injects gas (propane-air) into MetroGAS’ system of distribution, which is operated by ENARSA, is still running at present. MetroGAS is responsible for controlling that all quality measures, which are required by the ENARGAS to ensure a safe operation, are met at all times.

In the same way, through “The Energy Secretariat” (“ES”) Resolution No. 24/08, modified by ES Resolutions No.1,031/08 and 695/09, the government launched a program called “Gas Plus” in 2008 to encourage production of natural gas in virtue of which every new gas volume produced under the said program shall neither be considered part of the volumes included in the 2007-2011 Agreement nor it shall be under its price conditions, however, it cannot be exported and its price has to cover associated costs and generate a reasonable profitability.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

Within the framework of this Plan, ENARSA injects certain volumes for CNG filling stations above the volumes injected by producers according to the specific auctions carried out by MEG (Gas Electronic Market). On July 10, 2013, ENARGAS issued Resolution ENRG I-2,621/13 that provided that the regional distributors shall invoice the volumes injected by ENARSA on behalf of the latter together with the billing for the natural gas distribution and transportation service, and shall then render all accounts for the amounts thus invoiced. The Resolution specifically states that the higher costs that the invoicing on behalf of ENARSA generates to Distributors may not be passed through to consumers but they will eventually be covered within the framework of specific agreements that shall be negotiated and agreed between the Distributors and ENARSA resulting from that regulation. The operation in question applies to the volumes injected by ENARSA as from June 2013. As of the date of issuance of these financial statements no agreement was reached with ENARSA in relation to the higher costs.

2.5.2           Program to Encourage the Surplus Injection of Natural Gas

Resolution 1/2013 issued on January 18, 2013, by the Strategic Planning and Coordination Committee under the National Hydrocarbon Investment Plan (“CPCEPNIH”), approved the Program for the Promotion of Surplus Natural Gas Injection with the objective of encouraging gas producers to increase their gas injections to supply the domestic market through the acknowledgement of higher prices above those effectively charged, by means of a system of compensations to be provided by the National Government. By means of Resolutions 7/2013 and 8/2013 issued by the above mentioned Committee on July 4, 2013 (i) the deadline for adhering to the abovementioned Program, originally set for June 30, 2013, was extended until August 16, 2013, and (ii) a mechanism was approved for making advanced payments to producers of up to 75% of the compensation amounts due to them for their surplus injections of natural gas. By Resolution CPCEPNIH 32/2013, the deadline for adhering to the above Program was extended until October 4, 2013.

2.5.3           Scheme for the Promotion of Investment for Hydrocarbon Exploitation

On July 15, 2013, the Official Gazette published the PEN Decree NO. 929/13 which provided the creation of a Scheme for the Promotion of Investments for Hydrocarbon Exploitation with the objective, among others, of obtaining the self-supply of hydrocarbons.

The principal items of this new scheme are:

•	Submission of investment projects for over U$S 1,000,000,000 in 5 years.
•	As from the fifth year after Project start up, free availability of 20% of hydrocarbons to be marketed in the external market at 0% exportation duties.
•
Free availability of 100% of the currency resulting from such exportation without the obligation of settling them locally provided the previous income of U$S 1,000,000,000 of committed investment has been credited.

•
Price and currency compensation mechanism in the event that, due to a shortage in the local market, exports were suspended, and to ensure producers that (i) their 20% of not exported hydrocarbons would be collected locally in pesos at reference export prices and (ii) they may buy freely available dollars  with those pesos.

•
Organization of the “Concession for the Non-Conventional Exploitation of Hydrocarbons” (shale gas, shale oil, tight sands, tight gas, tight oil and/or coal bed methane) for 25 years plus a 10-year extension.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

•	The application authority is the Strategic Planning and Coordination Committee of the National Plan of Hydrocarbon Investments, in charge of scheme regulation.

On September 30, 2013, Resolution CPCEPNIH 49/2013 was published, demanding the submission of investment plans for fiscal year 2014.

2.6           Trust Funds

As of the date of issuance of these financial statements, MetroGAS must invoice, collect and settle three specific charges, allocated differently. The Company carries this out on behalf of Nación Fideicomisos S.A. as fiduciary of three different trust fund contracts.

The specific charge I (ruled by Decree No. 180/04 issued by the PEN, and related regulations) and the specific charge II (ruled by Law No. 26,095 and related regulations) are supported by the whole pool of users of the natural gas service other than the residential segment and are applied to the payment of infrastructure works for the expansion of the natural gas system of transportation.

In addition, specific charge III (ruled by Decree No. 2,067/08 issued by the PEN, and related regulations, then included in Law No. 26,095 as stipulated by Law No. 26,784 of the National Administration Budget for 2013) is supported by the same customers that pay the foregoing charges, including in this case most of the subcategories of residential customers, and applied to the payment of the imports of additional natural gas volumes that may be necessary to meet the residential demand.

It is important to point out that none of these three specific charges invoiced and collected by MetroGAS is incorporated to the Company`s assets. On the contrary, once received, the Company is required to deposit them into the trust fund accounts designated from time to time by the Fiduciary, thus ending MetroGAS’ actions in respect thereof.

2.7           Municipal Rates

The regulatory framework in force and duly applicable to the distribution of natural gas contemplates to pass through to tariffs all new rates or levies or rate increases, and under certain circumstances, the free use of public space for purposes of laying natural gas pipelines.

As of the date of issuance of these financial statements the Company cannot pass through to its tariffs any payments made in respect thereof to certain municipalities in the Province of Buenos Aires and to the City of Buenos Aires (“CABA”), which as December 31, 2013 accumulated the sum of Ps. 198,505 thousand. The Company has assessed that these concepts should not be recorded as contingent assets in these financial statements.

The Company is still negotiating the pass through of these rates to tariffs.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

2.8.           Obligations and Restrictions Upon Privatization

2.8.1         Restricted Assets

A substantial portion of the assets transferred by “Gas del Estado” are defined in the License as “Essential Assets” for the performance of the relevant licensed service. The Company is thus obliged to identify and maintain any such Essential Assets, and any future improvements, in accordance with certain standards defined in the License.

The Company shall not, for any reason, dispose of, encumber, lease, sublease or lend any Essential Assets for purposes other than rendering the service under the License, without prior authorization of ENARGAS. Any extensions or improvements that the Company may make to the gas distribution system may only be encumbered as security for the loans due after more than one year and used to finance any such extensions or improvements.

Upon expiration of the License, MetroGAS shall transfer to the Argentine Government or its designee all Essential Assets listed in an inventory updated as of such date, free of charges and encumbrances.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company’s Properties, Plant and Equipment, as determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in United States Dollars and adjusted by the PPI, net of accrued depreciation.

b) The proceeds of a new competitive bidding, net of any expenses and taxes paid by the successful bidder.

2.8.2         Restrictions on the Distribution of Profits

The Company is required to keep in effect the authorization to offer the Company’s Common Stock to the public and the relevant authorization for the shares to be listed on Argentine authorized exchange markets for a minimum period of fifteen years as from the respective dates on which such authorizations were granted.

Any voluntary reduction, redemption or distribution of the Company’s equity, other than the payment of dividends, will require the prior authorization of ENARGAS.

In accordance with the Argentine Corporations Law, the Company’s By-laws and the Resolution No. 434/03 of the CNV, 5% of the Company’s net income for the year plus (less) prior year adjustments must be transferred to the Company’s Legal Reserve, until it reaches 20% of the issued capital including the adjustments to Issued Capital.

Pursuant to the terms and conditions of issuance of the Notes issued by MetroGAS as set forth under Note 17, any distribution of cash dividends shall be subject to prior redemption, payment or repurchase by the Company of at least U$S 75 million principal amount of Class A Notes, provided that no Triggering Event shall have occurred, and in which case principal amount of Class B Notes shall also be considered.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

2.8.3	Limitation on the Transferability of Gas Argentino Shares

The Pliego contemplates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shareholding in the Company, provided it shall retain 51% of MetroGAS’ share capital.

Any transfer as a result of which Gas Argentino shall hold less than 51% of its shares in MetroGAS shall be subject to prior approval of ENARGAS. The Pliego establishes that any such prior approval shall be granted not earlier than three years after the Takeover date, provided that:

• Sales implying 51% of the share capital, or, if the proposed transaction is not a sale, the capital reduction shall result in a purchase of not less than 51% of the shares by other investment company,

• There is sufficient evidence that the transaction will not affect the operating quality of the service rendered under the License.

3.	BASIS FOR PRESENTATION AND ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

3.1	Adoption ofthe International Financial Reporting Standards

The CNV has set forth, through Resolution No. 562/09 and No. 576/10, the enforcement of Technical Resolution (“TR”) No. 26 and 29 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE “) which adopt the IFRS issued by the International Accounting Standards Board (“IASB”) for entities included in the public offer regime of Law No. 17,811 due to their capital stock or to their notes, or those that have applied to be included in said regime.

On January 24, 2012, in order to evaluate the applicability and impact of Interpretation No. 12 “Service Concession Arrangements” (“IFRIC 12 “) for registrant licensees of the public service of natural gas transport and distribution, as well as, their controlling companies, the CNV issued Resolution No. 600 extending the enforcement of the IFRS to the fiscal year beginning on January 1, 2013. Afterwards, on December 20, 2012, the CNV issued Resolution No. 613 establishing reasons and cause on which the licensees of the public service of natural gas transport and distribution and their controlling companies are not included in the scope of the IFRIC12. See “Critical Accounting Estimates and Judgments” in Note 5.

Consequently, the application of the IFRS is compulsory for the Company as from fiscal year commenced on January 1, 2013, being these, the first financial statements submitted under these standards. The transition date to the IFRS for the Company as established in the IFRS 1 “First Time Adoption of IFRS” is January 1, 2012.

The Company consolidated financial statements were previously prepared in accordance with the Generally Accepted Accounting Principles in Argentina (“Argentine GAAP”). The Argentine GAAP differs in some areas from the IFRS. To prepare these consolidated financial statements, the Company has modified certain accounting valuation and disclosure policies previously applied under the Argentine GAAP to conform with IFRS. The principal accounting policies are described in the following notes.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

The comparatives figures and those corresponding to the transition date (January 1, 2012) have been modified to reflect those adjustments. In Note 3.5 there is a reconciliation between the figures of shareholder´s equity corresponding to the consolidated financial statements issued in accordance with Argentine GAAP as of December 31, 2012 and as of the transition date (January 1, 2012) and the profit and loss and other comprehensive income for the year ended December 31, 2012 with the figures presented in accordance with IFRS in these consolidated financial statements, together with the effects of the adjustments on cash flows.

3.2           Presentation of these Financial Statements

These consolidated financial statements are presented in thousands of pesos, except where expressly stated otherwise.

These consolidated financial statements have been approved by the Board of Directors for issuance on March 6, 2014.

3.3           First time adoption of International Financial Reporting Standards

IFRS 1 allows to the entities that adopt for the first time the standards to consider some sole exemptions and exceptions to the principle of retroactive application of certain IFRS in force. Said exceptions have been foreseen by the IASB to simplify the first application of said rules.

- Optional exemptions adopted by the Company:

Deemed cost to Properties, plant and equipment and Investment properties: the cost of Properties, plant and equipment and Investment properties, restated under Argentine GAAP in force have been adopted as deemed cost as of the transition date to IFRS, since that cost is similar to the cost or depreciated cost under the IFRS, adjusted to reflect the changes in a general or specific prices index. Furthermore, the IFRS establish alternative criteria for measurement after the initial recognition of each class of property that composes the items of Properties, plant and equipment and investment properties providing that the “cost model” or “revaluation model” can be used. The Management of the Company has elected to apply the “cost model” to all classes of property which compose Properties, plant and equipment and Investment properties.

Finance Leases: The Company determined if the agreements in force as of the date of transition to IFRS contains a lease, considering the facts and circumstances existing as of said date.

The Company has not made use of other optional exemptions according to IFRS 1.

- Mandatory exceptions applicable to the Company:

Estimates: the estimates carried out by the Company under IFRS as of the date of transition to IFRS are consistent with the estimates carried out as of the same date under Argentine GAAP.

Derecognition of financial assets and financial liabilities: the Company, pursuant with IFRS 1, applied the IFRS 9 prospectively to the financial liabilities written off as a result of the restructuring process of its financial debt, carried out on May 12, 2006, as it did not have the necessary information to apply the IFRS 9 upon initial recognition of these transactions.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

Classification and measurement of financial assets: The Company has applied IFRS 9 to financial assets on a prospective basis pursuant to the provisions of IFRS 1, and has determined whether such assets satisfy the conditions to be valued at their amortized cost on the basis of the events and circumstances existing on the date of transition to IFRS.

Other mandatory exceptions provided by IFRS 1 have not been applied as no significant operations were identified for the Company:

•	Hedge accounting
•	Non-controlling interests
•	Embedded derivatives.
•	Government loans

3.4           Major Differences in Valuation Criteria

The main differences we have identified between Argentine GAAP and IFRS are described below:

Inventories

Under Argentine GAAP the Company valued the inventories at their replacement cost, while under IFRS inventories that were reclassified to “Property, plant and equipment” in order to satisfy the definition of property, plant and equipment contained in IAS 16, were valued at the lesser of historical cost or realizable value, considering an allowance for obsolescence when applicable. Consequently, the Company recalculated both the value of inventories at their historical cost by applying the principle of “weighted average price” inventory download and the allowance for obsolescence, and reversing the holding results recorded under the Argentine GAAP.

Other Receivables

Under Argentine GAAP the Company had been recognizing as receivables any charges transferable to customers under the regulatory framework established in its License and for which evidence of effective recognition in the past was available, as described in Note 2.7. In spite of the fact that the Company has satisfied all necessary requirements for approval, the issuance of a resolution authorizing the effective inclusion of those charges in bills to customers by different governmental agencies has been delayed. The absence of such resolution raises uncertainties regarding the pass through to tariffs. Under IAS 18, these concepts should be expensed until the uncertainties are eliminated, in this case, when the resolution approving and implementing the relevant transfer is issued.

In addition, under Argentine GAAP, the Company recognized as receivables the deferred income tax asset balances and income tax or minimum presumed income tax credits which are deemed recoverable based on an estimation of future taxable profits. If a company suffers recurrent tax losses, IAS 12 – Income Tax allows only the recognition of deferred income tax assets and income tax credits provided that they may be offset against deferred income tax liabilities.

Revenue recognition criteria of MetroENERGIA

MetroGAS, through its subsidiary MetroENERGÍA S.A., acts in certain natural gas sale and purchase transactions to handle the purchase of gas from producers and the subsequent sale to clients. The Company has recorded these transactions under the Argentine GAAP on the basis of the revenues derived from its intermediation activities, and has recognized the fees received for such transactions as revenues.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

Based on the criteria set forth in IAS 18, which establish the criteria to determine whether any transactions are conducted as principal or agent, the Company believes that on the basis of the relevant facts and circumstances referred to in such standard, the Company acts as principal. Consequently, in respect of MetroENERGÍA operations, the sales made to customers must be separately reflected from any costs assumed for the purchase of gas from producers in the respective accounts of the statement of profit and loss and other comprehensive income, instead of recording the fee received by MetroENERGÍA for its intermediation activities. The above change entailed an increase in the items “Revenues” and “Operating costs”, but it did not have any impact on “Gross profit”, “Operating income/ (Loss)” or “Net and comprehensive result” for the fiscal years ended December 31, 2013 and 2012.

Tax Effect of IFRS Reconciling Items

This adjustment represents the effect of deferred income tax at a 35% rate on the IFRS reconciling items described above.

3.5           Required Reconciliations

The reconciliation of financial position as determined under Argentine GAAP and under IFRS as of December 31, 2012 and January 1, 2012, and the reconciliation of profit and loss and other comprehensive income for the fiscal year ended on December 31, 2012 are included below. In this respect, when preparing these reconciliations, the Company has taken into account those IFRS applicable for the preparation of its financial statements as of December 31, 2013.

3.5.1           Reconciliation of statement of financial position:

The following tables show the reconciliation of the statement of financial position under Argentine GAAP and IFRS as of December 31, 2012.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

	12.31.12
	Argentine GAAP (*)	Reclassification (3)		Adjustments		IFRS
Assets
Non current Assets
Properties, plant and equipment	1,787,576	(4,679)		(1,967)	(1)	1,780,930
Deferred tax assets	-	751	3b	-		751
Other investment	646	-		-		646
Investment properties	-	5,459		-		5,459
Other receivables	205,860	-		(205,524)	(2)	336
Total Non current assets	1,994,082	1,531		(207,491)		1,788,122
Current assets
Inventories	6,693	(6,693)		-		-
Other investment	110,514	(110,514)	3a	-
Cash and cash equivalents	42,694	110,514	3a	-		153,208
Trade receivables	264,997	(6,292)		-		258,705
Other receivables	15,813	4,654		-		20,467
Total Current assets	440,711	(8,331)		-		432,380
Total assets	2,434,793	(6,800)		(207,491)		2,220,502
Shareholders’ Equity
Issued capital	569,171	-		-		569,171
Adjustment to issued capital	684,769	-		-		684,769
Legal reserve	45,376	-		-		45,376
Unappropriated retained losses	(926,323)	-		(206,695)		(1,133,018)
Equity attributable to the owners	372,993	-		(206,695)		166,298
Non-controlling interest	989	-		-		989
Total Shareholders’ Equity	373,982	-		(206,695)		167,287
Liabilities
Non current Liabilities
Other taxes payable	61,113	(52,117)	3b	-		8,996
Reorganization liabilities	1,429,301	-		-		1,429,301
Deferred tax liabilities	-	52,868	3b	(796)	(2)	52,072
Total Non current Liabilities	1,490,414	751		(796)		1,490,369
Current Liabilities
Salaries and social security	49,286	-		-		49,286
Income tax and minimum presumed income tax (“MPIT”) liability	-	10,271	3b	-		10,271
Other taxes payable	66,069	(10,271)	3	-		55,798
Trade payable	342,079	(6,292)		-		335,787
Other accounts payable	10,938	(1,259)		-		9,679
Provisions	102,025	-		-		102,025
Total Current Liabilities	570,397	(7,551)		-		562,846
Total Liabilities	2,060,811	(6,800)		(796)		2,053,215
Total Liabilities and Shareholders’ Equity	2,434,793	(6,800)		(207,491)		2,220,502

(1)  Corresponds to the adjustment to inventories valued at historic cost.
(2)  Corresponds to the derecognition of credits for municipal rates (not allowed under IFRS) and the deferred income tax adjustment.
(3)  Reclassifications respond mainly to change in the disclosure of line items.
3a  The short-term investments were presented according to Argentine GAAP under “Other investment” and that are readily convertible into cash and certain subject to an insignificant risk of changes in value amounts are disclosed under “Cash and cash equivalents” under IFRS.

3b  IFRS expected to exhibit as a separate caption deferred tax liabilities for income tax and minimum presumed income tax, which under Argentine GAAP were presented under “Other taxes payable”.

(*) Generally accepted accounting principles in Argentina (“Argentine GAAP”)

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

The following tables show the reconciliation of the statement of financial position under Argentine GAAP and IFRS as of January 01, 2012.

	01.01.12
	Argentine GAAP (*)	Reclassification (3)			Adjustments		IFRS
Assets
Non current Assets
Properties, plant and equipment	1,752,923	586			(1,993)	(1)	1,751,516
Deferred tax assets	-	443	3	b	-		443
Other investment	445	-			-		445
Investment properties	-	5,578			-		5,578
Other receivables	185,014				(184,683)	(2)	332
Total Non current assets	1,938,382	6,607			(186,676)		1,758,314
Current assets
Inventories	7,649	(7,649)			-		-
Other investment	152,515	(152,515)	3	a	-
Cash and cash equivalents	54,763	152,515	3	a	-		207,278
Trade receivables	238,036	(6,705)			-		231,331
Other receivables	17,730	257			-		17,986
Total Current assets	470,693	(14,097)			-		456,595
Total assets	2,409,075	(7,490)			(186,676)		2,214,909
Shareholders’ Equity
Issued capital	569,171	-			-		569,171
Adjustment to issued capital	684,769	-			-		684,769
Legal reserve	45,376	-			-		45,376
Unappropriated retained losses	(783,518)	-			(170,754)		(954,272)
Equity attributable to the owners	515,798	-			(170,754)		345,044
Non-controlling interest	1,071	-			-		1,071
Total Shareholders’ Equity	516,869	-			(170,754)		346,115
Liabilities
Non current Liabilities
Reorganization liabilities	1,319,615	-			-		1,319,615
Deferred tax liabilities	142,386	443	3	b	(15,922)	(2)	126,907
Total Non current Liabilities	1,462,001	443			(15,922)		1,446,522
Current Liabilities
Salaries and social security	39,425	-			-		39,425
Income tax and minimum presumed income tax (“MPIT”) liability	-	12,979	3	b	-		12,979
Other taxes payable	45,499	(12,979)	3	b	-		32,520
Trade payable	243,322	(5,967)			-		237,355
Other accounts payable	10,892	(1,966)			-		8,926
Provisions	91,067	-			-		91,067
Total Current Liabilities	430,205	(7,933)			-		422,272
Total Liabilities	1,892,206	(7,490)			(15,922)		1,868,794
Total Liabilities and Shareholders’ Equity	2,409,075	(7,490)			(186,676)		2,214,909

(1) Corresponds to the adjustment to inventories valued at historic cost.
(2) Corresponds to the derecognition of credits for municipal rates (not allowed under IFRS) and the deferred income tax adjustment.
(3) Reclassifications respond mainly to change in the disclosure of line items.
3a The short-term investments were presented according to Argentine GAAP under “Other investment” and that are readily convertible into cash and certain subject to an insignificant risk of changes in value amounts are disclosed under “Cash and cash equivalents” under IFRS.
3b IFRS expected to exhibit as a separate caption deferred tax liabilities for income tax and minimum presumed income tax, which under Argentine GAAP were presented under “Other taxes payables”.

(*) Generally accepted accounting principles in Argentina (“Argentine GAAP”)

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

3.5.2	Reconciliation of Profit and loss and other comprehensive income for the fiscal year ended on December 31, 2012:

	12.31.12
	Argentine GAAP (*)	Reclassification (4)	Adjustments		IFRS

Revenues	1,209,519	9,789	262,067	(1)	1,481,375
Operating costs	(922,952)	(2,142)	(267,132)	(1 and 2)	(1,192,226)
Gross profit	286,567	7,647	(5,065)		289,149
Administration expenses	(178,608)	8,624	-		(169,984)
Selling expenses	(199,413)	-	-		(199,413)
Other income and expenses	-	(6,086)	-		(6,086)
Operating loss	(91,454)	10,185	(5,065)		(86,334)
Financing and holding results generated by assets	18,421	(18,421)	-		-
Financing and holding results generated by liabilities	(162,386)	162,386	-		-
Net others income	5,060	(5,060)	-		-
Financial income	-	29,917	-		29,917
Financial expenses	-	(178,269)	6,752	(2 and 3)	(171,517)
Net results attributable to controlling interest	820	(820)	-
Net results before taxes	(229,539)	(82)	1,687		(227,934)
Income tax	86,734	-	(37,628)	(3)	49,106
Total net result for the year	(142,805)	(82)	(35,941)		(178,828)
Other comprehensive income	-	-	-
Total net and comprehensive result for the year	(142,805)	(82)	(35,941)		(178,828)
Net and comprehensive results attributable to:					(178,746)
Controlling interest					(82)
Non-controlling interest					(178,828)

Net result per share					(0.31)

(1) Corresponds to the revenue recognition adjustment in MetroENERGIA account to Ps. 262,067.
(2) Corresponds to the adjustment to inventories valued at historic cost and the derecognition of the credits for municipal rate (note allowed under IFRS).
(3) Corresponds to the unwinding of the discount of the municipal rate derecognized and the recalculation of deferred income tax.
(4) Reclassifications respond mainly to change of items names.

(*) Generally accepted accounting principles in Argentina (“Argentina GAAP”)

3.5.3	Reconciliation of the Cash Flow Statement for the fiscal year ended on December 31, 2012:

	12.31.12
	Argentine GAAP (*)	Adjustments	IFRS
Net cash flows used in operating activities	62,608	(7,848)	54,760
Net cash flows used in investing activities	(116,678)	5,500	(111,178)
Subtotal	(54,070)	(2,348)	(56,418)
Cash and cash equivalents at the beginning of year	207,278	-	207,278
Effect of changes in exchange rates on cash and cash equivalents	-	-	-
Cash and cash equivalents at the end of the year	153,208	-	153,208
Decrease in cash and cash equivalents	(54,070)	-	(54,070)

(*) Generally accepted accounting principles in Argentina (“Argentina GAAP”)

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

4.           ACCOUNTING POLICIES

The accounting policies adopted for these consolidated financial statements are detailed below and are based on the IFRS as issued by the IASB effective as of December 31, 2013.

4.1           Basis of Preparation

4.1.1           Classification of Current and Non-Current

The presentation of the statement of financial position distinguishes current and non-current assets and liabilities. Current assets and liabilities are assets and liabilities expected to be recovered or canceled within the twelve months following the end of the reporting period.

Current and deferred income tax assets and liabilities are presented separately and apart from other assets and liabilities.

The Company offsets income tax assets and income tax liabilities if, and only if, the entity:

a)	has a legally enforceable right to set-off any recognized amounts; and

b)	intends to either settle on a net basis or realize the asset and settle the liability simultaneously.

Deferred tax assets or liabilities are classified as non-current assets (liabilities).

4.1.2           Presentation Currency

The consolidated financial statements are presented in thousands of Argentine pesos. Unless otherwise stated or required by the context, references to “amounts in pesos” or “Ps.” refer to Argentine pesos, and references to “U$S” or “U.S. dollars” refer to U.S. dollars.

4.1.3           Accounting Criteria

The consolidated financial statements have been prepared on the basis of historical cost, except for financial assets and liabilities recognized at fair value through profit or loss.

4.1.4           Cash Flows

The Company presents its cash flows from operating activities by the indirect method. Any interest paid is presented within financing activities. Any interest received is presented within investment activities.

4.1.5           Use of Estimates

Preparation of financial statements as of a specified date requires that the Company makes estimates and judgments that affect the amount of recorded assets and liabilities and of contingent assets and liabilities disclosed at such date, as well as expenses and revenues for the fiscal year. Actual future results may differ from the estimates and assessments made at the date of preparation of these financial statements. More complex areas, which require professional judgment or significant assumptions and estimations, are described in Note 5.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

4.2           New accounting and revised standards

4.2.1           New and revised IFRS affecting reported amounts and/or financial statement disclosures

During the current year the Company has early adopted IFRS 9 – Financial instruments (IFRS 9) (issued in November 2009 and revised in October 2010), and its subsequent amendments (November 2013). The date of its first application (that is, the date when the Company valued its existing financial assets and financial liabilities) was January 1, 2012. The Company has applied IFRS 9 in accordance with the temporary provisions established in IFRS 9; the Company has applied IFRS 9 requirements to those instruments that had not been derecognized as of such date, and has not applied such requirements to instruments already derecognized as of January 1, 2012. The comparative amounts for instruments that have not been derecognized as of January 1, 2012 have been restated.

IFRS 9 “Financial Instruments”

In November 2009 the IASB issued IFRS 9 “Financial Instruments”. This standard includes the first part of a three-phase project designed to replace IAS 39 “Financial instruments: Recognition and measurement”. IFRS 9 prescribes financial assets classification and measurement. It requires that financial assets be subsequently measured at “amortized cost” or at “fair value”, depending on the satisfaction of certain conditions. Specifically, the debt instruments that are held within a business model whose object is to collect the contractual cash flows and which have contractual cash flows that consist solely of payments of principal and interest accrued on the outstanding principal are generally measured at their amortized cost at the end of subsequent accounting periods. All other debt and equity investments are measured at their respective fair value at the end of subsequent accounting periods.

Also, under IFRS 9 an entity is allowed to designate an instrument that would otherwise have been classified into the “at amortized cost” category as an “at fair value” instrument, if this designation eliminates or significantly reduces any measurement or recognition inconsistencies.

Equity instruments are recognized at fair value through profit or loss. However, an entity may irrevocably elect to present all changes in the fair value of any equity instruments not kept available for sale under other profit and loss and other comprehensive income. Only dividends received from such investments are reported as profit or loss.

In October 2010, the IASB issued new guidelines under IFRS 9. These guidelines establish criteria to derecognize financial instruments and most requirements for the classification and measurement of financial liabilities currently within the scope of IAS 39. Also, such standards provide that most financial liabilities with bifurcation of embedded derivatives will be accounted for at amortized cost.

With respect to the measurement of financial liabilities designated at fair value through profit and loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of such liabilities be recognized under other profit and loss and other comprehensive income, unless the recognition of the effect of changes in the credit risk of such liability in other profit and loss and other comprehensive income creates or increases an accounting disparity in profits or losses. Changes in the fair value attributable to the credit risk of a financial liability are not subsequently reclassified as profits or losses. Under IAS 39, the total amount of the change in the fair value of a financial liability designated at fair value through profit and loss was recognized as a profit or loss.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

In November 2013, the IASB issued amendments to IFRS 9 as part of the hedge accounting phase related to its financial instrument accounting project. Such amendments include: (1) the introduction of a new hedge accounting model, together with disclosure requirements related to risk management activities, (2) an option for entities to recognize changes in the fair value of financial liabilities for which the fair value through OCI option was elected instead of through profit and loss, and (3) the suppression of the effective date of IFRS 9 (which previously was January 1, 2015) so that the IASB would have more time available to finalize other aspects of its financial instruments accounting project.

The IASB is currently deliberating on issues related to the other two phases of its financial instruments project (that is, classification and measurement and an expected loss impairment model), and is expected to issue a final version of IFRS 9 after such deliberation has been completed.

4.2.2           New and revised IFRS not yet adopted at this date

As of the date of issuance of these financial statements, the standards, interpretations and amendments issued by IASB and adopted by the FACPCE and CNV which have not yet come into force because their effective date will occur later than the date of these financial statements and its adoption by the Company, include:

Amendments to IAS 32 “Financial instruments – Presentation” – Offsetting financial assets and financial liabilities

In December 2011 the IASB amended IAS 32 “Financial Instruments: Presentation”; this modification is applicable to fiscal years beginning on or after January 1, 2014. Earlier adoption is permitted. The amended IAS 32 provides guidance on matters relating to the offsetting of financial assets and liabilities. Amendments to IAS 32 clarify the existing difficulties encountered for its application in relation to financial assets and liabilities offsetting requirements. Specifically, these amendments clarify the meaning of the criteria establishing “(that an entity) currently has a legally enforceable right of set-off” and “simultaneous realization and settlement”.

The directors of the Company do not anticipate that the adoption of these amendments to IAS 32 will have a significant impact on the consolidated financial statements of the Company, as the Company does not have any financial assets or financial liabilities that qualify for offset.

Amendments to IFRS 10, IFRS 12 and IAS 27 – Investment entities

Amendments to IFRS 10 define an investment entity and require that a reporting entity meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure such subsidiaries at fair value through profit and loss in the consolidated and separate financial statements.

Certain criteria must be satisfied for a company to qualify as an investment entity. An investment entity is an entity that:
•	obtains funds from one or more investors for the purpose of providing professional investment management services to those investor(s);

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

•	commits to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income or both; and
•	measures and evaluates the performance of substantially all of its investments on a fair value basis.

Consequent amendments have been made to IFRS 12 and IAS 17 in order to introduce new disclosure requirements for investment entities.

The directors of the Company do not anticipate that amendments concerning investment entities will have any effect on the Company’s consolidated financial statements because the Company is not an investment entity.

Amendments to disclosure requirements under IAS 36

In May 2013, the IASB issued amendments to IAS 36 in order to clarify the scope of some disclosure requirement rules. Such amendments reduces the circumstances in which entities must disclose the recoverable value of their assets or cash generating units, and explicitly require to disclose the discount rate used to determine impairment (or reversals) when the notion of present value technique is used to calculate the recoverable amount (based on the fair value less disposal costs).

Such amendments are effective for annual periods beginning on or after January 1, 2014. Early adoption is permitted for entities that have already adopted IFRS 13.

The directors of the Company do not expect that amendments to disclosure requirements under IAS 36 will have any effect on the Company’s consolidated financial statements because the Company has not recognized any impairment of its non-current assets.

Issuance of Interpretation on Government Levies by IFRS Interpretations Committee (IFRIC)

In May 2013, the IFRS Interpretations Committee issued Interpretation 21 (IFRIC 21), providing guidance on when a reporting entity should recognize a liability related to a levy (other than income taxes) imposed by a government. IFRIC 21 explains that “the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation”.

Interpretation 21 is effective for annual periods beginning on or after January 1, 2014. Early adoption is permitted.

The directors of the Company do not anticipate that IFRIC 21 will have any impact on the Company’s consolidated financial statements because the Company is not obliged to pay any governmental levies.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

Amendments to IAS 39 in order to provide relief in case of novation of derivatives

In June 2013, the IASB made a narrow-scope amendment to IAS 39 to permit the continuation of hedge accounting when “a derivative designated as a hedging instrument is renewed to a central counterparty (CCP) in order to achieve clearing for that instrument as a consequence of laws or regulations, provided certain criteria are met.”

In order to benefit from the amendments to IAS 39, an entity must meet all of the following criteria:
1)	Novation to a CCP must happen as a consequence of laws or regulations or the introduction of laws or regulations.

2)	Following the novation, a CCP would become the new counterparty to each of the original parties to the derivative.

3)	Any changes to the hedging instrument are limited to those that are necessary to effect such a replacement of the counterparty.

The above amendments are effective for annual periods beginning on or after January 1, 2014. Early adoption is permitted.

The directors of the Company do not anticipate that amendments to IAS 39 will have any impact on the Company’s consolidated financial statements because the Company does not conduct hedging transactions.

Amendments to IAS 19 – Employee benefits

In November 2013, the IASB issued amendments to IAS 19 to simplify the accounting for employee and third-party contributions to defined benefits plans. This amendment permits the recognition “of such contributions as a reduction in the service cost in the period in which the related service is rendered, rather than attributing the contributions to the periods of service.”

The amendments are effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

The directors of the Company do not anticipate that amendments to IAS 19 will have any impact on the Company’s consolidated financial statements because the Company does not offer any defined benefits plan.

Issuance by the IASB of a Standard on rate-regulated entities

In January 2014, the IASB issued IFRS 14, which will be temporarily used as a standard for rate-regulated entities, while the IASB works in a long-term project on this subject. IFRS 14 permits an entity which is a first-time adopter of International Financial Reporting Standards to continue to account for ‘regulatory deferral account balances’ in accordance with its previous GAAP, on its initial adoption of IFRS.

IFRS 14 is effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

In addition to IFRS 9 “Financial Statements”, which has been adopted on an early basis from the transition date, the Company has not opted to apply in advance any other rule or interpretation allowed by IASB.

4.3           Segment Reporting

Segment reporting is presented on a consistent basis with internal information provided to the Chief Operating Decision Maker (CODM). The CODM is responsible for the allocation of resources and establishing the performance of the entity’s operating segments, and has been identified as the body that implements the Company’s strategic decisions.

The Company examines operating segments on a consolidated basis, and therefore provides information thereon in Note 9.

4.4           Foreign Currency Conversion

4.4.1           Functional Currency and Currency of Presentation

The items included in the Company’s financial statements are measured in the currency of the primary economic environment where the entity operates (the “functional currency”), which is the Argentine peso, according to the criterion established in IAS 21. The consolidated financial statements are presented in thousands of Argentine pesos, which is the Company’s currency of presentation.

4.4.2           Foreign-Currency Denominated Transactions and Balances

Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing on their respective dates. Any profits and losses from exchange differences derived from each transaction and upon the conversion of foreign-currency denominated monetary assets and liabilities at the end of the fiscal year are recognized as income or loss for the fiscal year.

4.5           Revenue Recognition

Revenues are measured at fair value of the consideration received or to be received, taking into account the estimated amount of any discounts, bonuses or commercial rebates that may be granted by the Company.

The Company recognized revenues when it can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the entity and when specific criteria of the activities have been met. The Company makes estimates based on historical experience, considering type of clients, transaction and specific characteristics of each agreement.

The Company recognizes sales revenues on the basis of deliveries of gas or liquids and their transportation and distribution to customers, if applicable, including any estimated amounts of gas delivered but not yet billed at the end of each fiscal year or period. Revenues from gas distribution and transmission are recognized for accounting purposes at the time the service is provided. Any revenues derived from rate increases established by Resolution No. 2,407/12 as explained in Note 2.4.2 are recognized at the time of their accrual for billing to customers.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

Additionally the Company, evaluated if it had control of the FOCEGAS trust funds based on if it had the ability to conduct FOCEGAS relevant activities, if MetroGAS has exposure, or rights, to variable returns from its involvement with the trust funds and if it had the ability to use its power to influence in the amount of such return over the trust funds.

The Company concluded that while it is has exposure, or rights, to variable returns from its involvement with the trust funds; it has neither power over the trust funds, the ability to use its power over the investee to affect the amount of the investor’s returns. Consequently the Company has no control over FOCEGAS.

Effectively delivered amounts have been determined on the basis of purchased gas volumes and other data. Sales not yet invoiced at the end of a period are recognized on the basis of management estimates.

Interest income is recognized based on the proportion of time elapsed by the effective interest method. When a receivable amount is impaired, the Company reduces its book value to the applicable recoverable amount, which is the estimated future cash flow discounted at the original effective interest rate of such instrument, and continues to reverse that discount as interest income. Interest income from loans or placements that have been provided for is recognized at the original effective interest of the instrument.

Also, MetroGAS, through its subsidiary MetroENERGÍA, acts in certain natural gas sale and purchase transactions to handle the purchase of gas from producers and clients.  Based on the criteria set forth in IAS 18, which establishes the criteria for determining whether any transactions are conducted as principal or agent, the Company believes that on the basis of the relevant facts and circumstances referred to in such standard, MetroENERGÍA acts as principal. Consequently, in respect of MetroENERGÍA operations, the sales made to customers must be separately reflected from any costs assumed for the purchase of gas from producers in the respective accounts of the statement of profit and loss and other comprehensive income, instead of recording the fee received by MetroENERGÍA for its intermediation activities.

4.6           Properties, Plant and Equipment

As of the transition date, the Company has elected to consider the cost of Properties, plant and equipment as its deemed cost, which is restated in constant currency in accordance with the method used before the adoption of IFRS (Argentine GAAP).

The cost of Properties, plants and equipment balances include the following:

In respect of assets received at the time the License was granted, the overall transfer value as defined in the Contract of Transfer has been taken for Argentine GAAP purposes as the original value of fixed assets, which arises as the counterpart of any contributions made and any restated transferred liability.

On the basis of a special work conducted by independent experts in 1993, the overall original value referred to in the preceding paragraph has been allocated to the different asset categories included therein, assigning them a useful life equivalent to the remaining years of service as estimated by the Company based on the type of asset, state of repair and any renewal and maintenance plans related thereto.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

Any assets acquired after the date when the License was granted have been valued at their purchase cost, except in the case of distribution networks built by third parties (various associations and cooperatives), which are valued under IFRIC 18. Such value is the amount equivalent to a specified number of cubic meters of gas decided by the ENARGAS determined to compensate to those third parties.

Any subsequent costs (larger maintenance works and reconstruction costs) are included in the value of assets or recognized as a separate asset, as the case may be, only if it is probable that any future benefits associated with the respective assets will flow to the Company, and the costs involved may be reliably measured and the condition of assets will be improved by the investment with respect to its original condition. Any other maintenance and repair expenses are recognized as expense for the fiscal year in which they are incurred.

Any work in progress is valued based on the stage of completion. Works in progress carried at cost less any recognized impairment loss, if applicable. Costs include any expenses attributable to construction, including the cost of any loans capitalized under IFRS, where such expenses are part of the cost incurred for purposes of purchasing, building or producing Properties, plant and equipment that requires a considerable period of time until being ready for use. Financial costs cease to be capitalized when the respective asset is substantially completed or suspended, in case the development thereof is in this latter condition. Any costs attributable to activities conducted for the planning, execution and control of investments in Properties, plant and equipment are charged to assets by the Company. Depreciation of these assets begins when they are economically fit ready for use.

As explained in Note 2.8, a substantial portion of the assets transferred by Gas del Estado have been defined under the License as “Essential Assets” for the provision of the licensed service and are subject to restrictions and limitations.

Depreciation, based on a principle involving components, is calculated on a straight line basis during the useful life of assets, as detailed below for the major components of Properties, Plant and Equipment:

Estimated useful life
• Medium and low pressure mains	42-50
• High pressure mains	45
• Pressure regulating stations	25
• Consumption measurement	20
• Other technical installations	15
• Computer and telecommunications equipment	5
• Buildings and civil constructions	50
• Machinery, equipment and tools	5-15
• Vehicles	5-10
• Furniture and fixtures	10

Land is not subject to depreciation. The residual value and useful life of assets are reviewed and adjusted if applicable, not less frequently than at the end of each fiscal year.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

Income from sales of Properties, plant and equipment are accounted for when all significant risks and benefits have been transferred to the purchaser. Any gain or loss from sales is determined by a comparison of any amounts received, net of direct selling expenses, and the carrying value of the asset, and is recognized under other operating expenses and income in the consolidated statement of profit and loss and other comprehensive income.

The Company evaluates the recoverability of its long term assets annually or upon the occurrence of events or changes in circumstances that may be a possible indication of impairment of those assets with respect to their recoverable value, it measured as the higher of value in use and fair value less costs to sell.

The value in use is determined on the basis of projected and discounted cash flows with the use of discount rates that reflect the time value of money and any specific risks involved in the assets under consideration.

Cash flows are prepared on the basis of estimates of the future behavior of certain sensitive variables for the determination of recoverable value, including: (i) nature, opportunity and form of tariff increases and recognition of cost adjustments; (ii) projected gas demand; (iii) evolution of costs to be incurred; and (iv) macroeconomic variables such as growth rates, inflation rates, exchange rates, among others.

When the carrying amount of an asset is higher than its estimated recoverable value, the carrying amount thereof is reduced to its recoverable value as described in Note 4.8.

Notwithstanding the current economic and financial condition described in Note 2, the Company has prepared its projections in the understanding that it will be granted tariff improvements adapted to the prevailing circumstances. The Company, however, is not able to give any assurance that the future behavior of the premises it used to prepare its projections will be in line with its estimates, and consequently those premises may differ significantly from any estimates and assessments made as of the date of preparation of these consolidated financial statements. See Note 5 – Critical accounting estimates and judgments.

4.7           Investment Properties

Investment Properties includes certain properties that the Company keeps in order to obtain revenues from long-term rent and also from the appreciation thereof, and which are not currently occupied by the Company for its own operations.

The Company has adopted the cost method for all its investment properties. Therefore, investment properties are recorded at cost, less accumulated depreciation and impairment, if any.

Under the cost method, an investment properties is impaired if its book value exceeds its recoverable value. When the individual components of investment properties have different useful lives, they are separately accounted for and depreciated. The depreciation based on a component criterion is calculated via the straight line method during the estimated useful life of assets. Any costs incurred subsequent to initial recognition are included into the carrying amount of the relevant asset or recognized as a separate asset, as it may correspond, only if it is probable that such costs will generate an economic benefit for the Company in the future and such benefit can be reliably measured. These costs may include the cost of improvement or of replacement of parts which meet capitalization requirements. The carrying amount of any replaced part is derecognized.
Investment property is recorded at cost less any accumulated depreciation and any accumulated impairment loss.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

4.8           Impairment test of non-current assets

The Company reviews the book value of its property, plant and equipment and investment properties at the closing date of each fiscal year in order to determine whether there is any indication that such assets may not be recoverable.

The impairment policy for non-current assets is described in Note 5 – Critical accounting estimates and judgments.

4.9           Financial Assets

The Company has adopted IFRS 9 as from the transition date, since this accounting principle provides for relevant disclosures of more reliable information so that users may evaluate figures, time and uncertainty of future cash flows.

Financial assets and liabilities are recognized when a Company’s entity becomes a party to the contractual provisions of the instrument involved.

Financial assets and liabilities are initially measured at fair value. The costs of the transaction which are directly attributable to the purchase or issuance of financial assets and liabilities (other than financial assets and liabilities designated at fair value through profit and loss) are added to or deducted from the fair value of the respective financial assets and liabilities, when appropriate, at the time of initial recognition. The costs of the transaction directly attributable to the purchase of financial assets and liabilities designated at fair value through profit and loss are immediately recognized as profits or losses.

4.9.1           Classification

The Company classifies financial assets into the following categories: assets which are measured at their fair value and assets which are measured at their amortized cost. This classification depends on whether the financial asset is an investment in a debt or an equity instrument. In order for a financial asset to be measured at amortized cost, the two criteria described below must be met; otherwise financial assets are measured at fair value. IFRS 9 requires that all investments in equity instruments be measured at fair value.

a)           Financial assets at amortized cost

Financial assets are measured at amortized cost if the following conditions are met:
i)	the objective of the Company’s business model is to hold the assets to collect the related contractual cash flows; and
ii)	the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on its outstanding amount.

As of December 31, 2013 and 2012 and January 1, 2012, the Company’s financial assets measured at their amortized cost are cash and cash equivalents, trade receivables and other receivables.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

b)           Financial assets at fair value

If either of the two criteria mentioned above is not met, financial assets are measured at fair value through profit or loss.

As of December 31, 2013 and 2012 and January 1, 2012, the Company’s financial assets measured at their fair value through profit or loss are mainly mutual funds.

4.9.2           Recognition and Measurement

The regular purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the Company agrees to acquire or sell the asset. Financial assets are derecognized when the rights to receive the cash flows from the investments have expired or been transferred and the Company has transferred substantially all the risks and rewards of the ownership of the assets.

Financial assets are initially recognized at their fair value plus, in the case of financial assets not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition thereof.

4.9.3           Impairment of Financial Assets

At the end of each year, the Company assesses whether there is objective evidence that the value of a financial asset or Company of financial assets measured at amortized cost is impaired. The value of a financial asset or Company of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or Company of financial assets that can be reliably estimated.

Impairment tests may include evidence that the debtors or Company of debtors are undergoing significant financial difficulties, have defaulted on interest or principal payments or made them after they had come due, the probability that they will enter bankruptcy or other financial reorganization, and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in payment terms or in the economic conditions that correlate with defaults.

The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the consolidated statement of profit and loss and other comprehensive income. As a practical suggestion, the Company may measure the impairment on the basis of the fair value of an instrument using an observable market price. If in a subsequent period the amount of the impairment loss decreases, and such decrease is objectively related to an event occurring after impairment recognition (such as, for example, an upgrade of the debtor’s credit rating) the previously recognized impairment loss is reversed to the extent of the decrease in the consolidated statement of net comprehensive income.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

4.9.4           Offsetting of Financial Instruments

Financial assets and liabilities are offset, and the net amount reported in the statement of financial position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.10           Trade Receivables

Any receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each financial year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method less any impairment. Interest income is recognized applying the effective interest rate, except for such accounts receivable in a short term in case that recognition of the interest is not substantial.

Trade receivables include any services rendered but unbilled at the end of the financial year.

Trade receivables are recorded net of the allowance for doubtful accounts, which is based on a recoverability analysis made by the Company.

4.11           Other Receivables

Other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of the money. The Company records a provision for impairment when there is objective evidence that the Company will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

4.12           Cash and Cash Equivalents

In the consolidated statement of cash flows, cash and cash equivalents include cash on hand, demand deposits with banks and other short-term highly liquid investments with original maturities of three months or less as from their date of acquisition.

4.13           Trade Payables

Trade payables are payment obligations with suppliers for the purchase of goods and services in the ordinary course of business. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The line items “Trust Funds” and “Trust Funds Decree No. 2,407” within this account include collected amounts which deposit was pending at the end of each year corresponding to any charges under Note 2.6. and 2.4.2, respectively.

4.14           Other accounts payable

The other liabilities are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

4.15            Additional information on non-cash transactions

The principal non-cash transactions were related with interest capitalization as detailed in Note 17.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

4.16           Borrowing Costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets, which are those assets that take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of such assets until such time as they are in condition to be used or sold.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized as an expense in the period in which they are incurred.

4.17           Income Tax and Minimum Presumed Income Tax

The income tax expense for the year is comprised of the current tax and the deferred tax. Income tax is recognized in the statement of profit and loss and other comprehensive income, except to the extent that the tax relates to items recognized in other comprehensive income or directly in equity, in which case, the income tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws in effect or which are substantially approved as of the end of each year. The Company records provisions on the basis of the amount expected to be paid to tax authorities.

Income tax is recognized applying the deferred tax method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts. The deferred tax is determined using the tax rate in effect or substantially approved at the end of each year, and is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets are recorded when the existence of future taxable income against which temporary differences may be offset is probable.

Argentine entities are subject to Minimum Presumed Income Tax (“MPIT”). Pursuant to tax laws currently in effect, an entity is required to pay the higher of the income tax or the MPIT. The Company creates a provision for MPIT for each individual entity by applying the current rate of 1% and based on each company’s taxable assets at year-end, as defined under Argentine laws. Should the MPIT exceed the income tax, such excess may be computed as a payment on account of any future income tax payable during a period of 10 years. When the Company believes that it is probable that the MPIT charge will be used as an advance payment of the income tax obligation, the Company records the MPIT as a current or noncurrent receivable, as applicable, under Advance payments in the statement of financial position, otherwise it charges the MPIT to profit or loss under “Income tax” in the statement of profit and loss and other comprehensive income.

In accordance with Law No. 25,063, enacted in December 1998, any dividends distributed, whether in cash or in kind, in excess of the taxable income accumulated at the end of the fiscal year immediately prior to the date of the relevant payment or distribution shall be subject to a 35% income tax withholding as sole and final payment, with the exception of dividends distributed to shareholders resident in countries with which double taxation agreements are in effect, which shall be subject to withholding at a lower rate.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

Law No. 26,893 was enacted on September 20, 2013. This law amended the Income Tax Law and among other things established a sole and final payment for such tax, equivalent to 10% of any dividends distributed in cash or in kind – other than in shares of stock or equity interests – to beneficiaries domiciled abroad and to individuals resident in the country, notwithstanding the above mentioned 35% withholding. The provisions of this law came into force on September 23, 2013, its date of publication in the Official Gazette.

4.18           Salaries and Social Security

Bonus granted to employees is recorded as a liability and expense due to bonus payments under the terms and according to the standards set forth by the Company. A provision is created when the Company is required under the contract or when past practices reflect that the Company is impliedly required to act accordingly.

Severance payments are recorded as a liability and expense upon termination of employer-employee relationship by decision of the employer before the corresponding retirement date, or upon an employee voluntarily accepting his retirement in change of a compensation payment.

The Company does not sponsor any defined contributions plans in addition to its contributions to the Social Security System under applicable regulations in Argentina, or any defined benefits plans. Also, the Company does not maintain any share-based payment plan.

4.19           Reorganization Liabilities

The reorganization liabilities include any liabilities subject to the reorganization proceeding filed by the Company on June 17, 2012, as detailed under Note 2.2. Liabilities, under provision of IFRS 9, were valued at their amortized cost incorporating, when applicable, financial interest accrued until the date of filing of the reorganization proceeding, on which, according to Article 19 of the Argentine Bankruptcy Law, interest ceased to accrue. Foreign-currency denominated liabilities have been valued at the rate of exchange prevailing at the end of the fiscal year.

After the court decision approving the proposal to creditors under the reorganization proceedings entered on September 6, 2012, liabilities under the reorganization proceedings include any allowed and provisionally admitted outstanding debts as to unsecured and preferred creditors.

4.20           Financial debt

Financial debt is initially recognized at fair value, net of any incurred transaction costs. As the Company does not have any financial liabilities that based on their description require accounting at fair value under the IFRS currently in force, after initial recognition its financial debt has been valued at amortized cost.

In order to account for the exchange of liabilities under the reorganization proceedings for new notes consummated on January 11, 2013 as described in Note 17 on financial indebtedness, the Company has applied the guidelines established by IFRS 9 – Financial Instruments: Recognition and Measurement.

IFRS 9 provides that where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms this transaction must be accounted for as an extinguishment of the original financial liability and the consequent recognition of a new financial liability.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

The difference between the book value of the extinguished financial liability and the consideration paid therefor, including any assigned assets other than the assumed cash or liability, will be recognized in profit or loss for the fiscal year. The Company believes that the terms of the liabilities included in the reorganization proceedings and subject to exchange are substantially different from those of the new notes, and has consequently recorded this debt exchange pursuant to the above guidelines. Also, pursuant to IFRS 9 the new notes have been initially recognized at fair value, net of incurred transaction costs, and will be subsequently measured at amortized cost.

The fair value of the new issued debt has been estimated through the use of the discounted cash flow method for purposes of its initial recognition, in the absence of an active market with quoted prices that may be representative of the amount issued.

4.21           Provisions

Provisions are recognized when in respect of a present obligation undertaken by it, whether legal or constructive, arising as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimation can be made in respect thereof. No provisions for future operating losses are recognized.

The amount recognized as provision is the best estimate of the expenditure required to settle the present obligation, at the end of the reporting period, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

Provisions have been created and included in liabilities in order to face any contingency which could originate future payment obligations. To estimate their amount and the likelihood of an outflow of resources, the opinion of the Company’s legal advisors has been taken into account.

When the recovery of some or all of the financial benefits required to cancel a provision is expected, a receivable account is recognized as an asset if there is virtual certainty that payment will be received and the receivable amount can be reliably measured.

4.22           Leases

An agreement is or contains a lease depending on the nature of the agreement at the time of its execution, if performance thereof depends on the use of one or more specific assets or if the agreement assigns the right to use the asset.

Those leases in which a significant portion of the risks and benefits deriving from ownership are kept by lessor are classified as operating leases. As of December 31, 2013, the Company has only lease agreements that are classified as operating leases.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

a.	As lessee

Operating lease payments are recognized as operating expenses in the statement of profit and loss and other comprehensive income on a straight-line basis throughout the term of the lease.

b.	As lessor

Those leases in which the Company does not transfer substantially all the risks and benefits inherent to the ownership of the asset are classified as operating leases.

Operating lease collections are recognized as income in the statement of profit and loss and other comprehensive income on a straight-line basis throughout the term of the lease.

4.23           Balances with Related Parties

Receivables and liabilities with related parties are initially recognized at fair value and subsequently measured at amortized cost in accordance with the terms agreed upon by the parties involved.

4.24           Shareholders’ Equity

Items included in shareholders’ equity are valued pursuant to accounting principles in effect on the transition date. Changes in shareholders’ equity have been recorded in accordance with shareholders’ resolutions and legal rules and regulations, and even when any such items would have reflected a difference balance in case IFRS had been applied in the past.

a)	Issued Capital and adjustment to issued capital

Issued Capital is composed of contributions made by shareholders and represented by shares, and comprises outstanding shares at their par value. Issued capital has been recorded at its nominal value and any adjustment arising from monetary restatements made in accordance with Argentine GAAP on the transition date to the IFRS is recorded under Adjustment to issued capital.

In accordance with Argentine GAAP in force before the implementation of the IFRS, equity items were restated to reflect the effects of changes in currency purchasing power until March 1st, 2003, following the restatement method set forth by Technical Resolution No. 6 issued by the Argentine Federation of Professional Councils in Economic Sciences. As from such date on, and in compliance with Decree No. 664/03 issued by the Argentine Executive Power, the Company discontinued the preparation of financial statements in constant currency.

b)	Legal reserve

In accordance with the provisions of the Argentine Companies Law No. 19,550, the Company has to appropriate to the legal reserve no less than 5% of the sum of net income for the year, prior year adjustments, transfers from other comprehensive income to retained earnings and accumulated losses from previous years, until such reserve reaches 20% of the Issued Capital plus Adjustments to issued capital. As of December 31, 2013 and December 31, 2012 and January 1st, 2012, the legal reserve is fully funded.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

4.25           Net result Per Share

Basic net result per share are calculated by dividing the gain attributable to the controlling interest of the equity instruments of the company, by the weighted average number of common shares outstanding during the period, excluding treasury stock purchased by the Company.

As of the date of issuance of these consolidated financial statements, MetroGAS has not issued equity instruments which give rise to potential common shares. As a result, the calculation of diluted net result per share coincides with the calculation of the basic net result per share.

5.           CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Significant accounting policies of the Company are described in Note 4. Not all significant accounting policies require that the Company applies subjective criteria or complex estimates. The following section provides an understanding of the policies that the Company considers critical given their degree of complexity or the criteria or estimates involved in their application and their impact on the consolidated financial statements. Those criteria include forward-looking assumptions or estimates. Actual results may differ from these estimates.

For a better understanding of the manner in which the Company forms its judgments about future events, including the variables and assumptions underlying the estimates, and how sensitive those judgments are in respect of different variables and conditions, comments have been included in relation to each critical accounting policy described below:

a)	Impairment of properties, plant and equipment;

b)	Recognition of revenues and trade receivables;

c)	Provisions;

d)	Deferred income tax and minimum presumed income tax;

e)	Application of IFRIC 12 “Service Concession Arrangements”.

5.1           Impairment of properties, plant and equipment

The Company reviews the book value of its properties, plant and equipment as of the date of closing of each fiscal year in order to detect any indication that such assets may not be recoverable. Also, the Company assesses the book value of its long term assets based on the recovery value thereof from time to time, when any events or change of circumstances indicate that the carrying value of an asset is not recoverable. Indications of impairment to be observed in this analysis include, among others, any existing physical damage to or significant changes in the use of assets, deterioration in the expected level of asset performance or a significant drop in revenues. When an asset ceases to generate cash flows independently from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) that the asset belongs to.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

The recoverable value is the greater of the reasonable value less than disposal costs and its value in use. The use value is determined based on projected and discounted cash flows applying discount rates reflect the time value of money and the specific riches involved in the assets under analysis.

If the recoverable amount of the assets of this CGU is lower than the carrying amount, the carrying amount of the respective asset or CGU is reduced to its recoverable amount. Impairment losses are immediately recognized in the statement of profit and loss and other comprehensive income.

The recoverable amount is determined on the basis of projected and discounted cash flows, applying discount rates that reflect the time value of money and the specific risks involved in the assets under analysis.

The Company believes that its accounting policy in relation to long term asset impairment is a “critical accounting policy” for the reasons set forth below:

1)
The current economic and financial condition of the Company, referred to in Note 2, given the current situation about pending tariffs renegotiation process and cost increases, is highly likely to experience changes from one period to the next as it requires MetroGAS to make certain estimates and assumptions (such as future revenues and cost of revenues) to determine their recoverable amount; and

2)
A recognition or reversion of an impairment or recoverable amount has a significant impact on the assets disclosed in the Company’s consolidated financial statements and results of operations. Estimated future revenues and discount rate definition as well as other relevant assumptions (like exchange rate annual inflation rate) require that the Company form essential judgments, as actual revenues have experienced in the past and are expected to continue experiencing fluctuations, in particular due to the currently pending rate renegotiation process.

5.1.1           Impairment test for the fiscal year ended December 31, 2013

The Company has identified some indicators of impairment and applied an impairment test on property, plant and equipment in accordance with the IFRS for the fiscal year ended December 31, 2013. On the basis of this test, the book value of property, plant and equipment has been compared with the current value of the future cash flow to be generated by such assets. This estimate was made on the basis of a probability approach. Given the fact that the estimated discounted future cash flow exceeds the book value of those assets, the Company determined that no impairment had occurred.

As regards the material estimates used in performance of such test, and taking into account (i) the nature, opportunity and extension of the rate renegotiation process with the Argentine Government, (ii) the decrease of operating profits as a result of increased operating costs, (iii) an analysis of how current results may be compared with forecasts for past periods, (iv) the experience of Gas Natural Fenosa, another gas distribution company active in the Buenos Aires metropolitan area (the major gas market in Argentina), whose renegotiation agreement was approved by the Argentine Executive on April 10, 2006 (and consequently implemented by ENARGAS on April 9, 2007 and October 10, 2008),

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

and which has now started its overall rate review, and (v) the status of current negotiations between MetroGAS and the Argentine Government, three different scenarios have been contemplated using a probability approach that considered their respective probability of occurrence. Each scenario contemplates different events, with respect to the critical variables described below. Also, all projected cash flows have been prepared considering the remaining License period, no possible extension thereof having been contemplated, which period does not exceed the remaining useful life of the Company’s Property, plant and equipment.

The most relevant premises based on which the Company has prepared its estimated cash flows are described below:
1.
Rate increases: The forecasts made by the Company assume gradual rate increases from 2014 to 2018, up to levels significantly higher than its current Peso-denominated rates. Although nominal percentage increases determined for each scenario for late 2018 are significant (380% for the base scenario, 424% for the optimistic scenario, and 336% for the pessimistic scenario), given the fact that such increases are referred solely to the distribution component of the final rate they will, in the opinion of this Distributor, have a reasonable final impact on customers. As from 2018 it is assumed that the tariff will maintain a constant value against inflation.

2.
Inflation rate and exchange rate: For the first two years the test contemplated an Argentine peso devaluation slightly higher than inflation. From 2016 onwards, stable levels have been contemplated, on the assumption that the devaluation of the Argentine currency will equal inflation.

The impairment test conducted as of December 31, 2012, contemplate three scenarios (Pessimistic, Base and Optimistic scenarios) with different probabilities of occurrence. Towards the end of November 2012, the creation of the Fund for Consolidation and Expansion Works granted to the Company, which permitted MetroGAS to increase its revenues by approximately Ps. 200 million per year (represented an approximate 54% increase in the regulated distribution margin), revenues started a path of recovery that we believe is consistent with the Base scenario of the impairment test as of December 31, 2012. Consequently, the three scenarios contemplated at the end of 2013 are presented with different tariff recompositions models, on the basis of the Base scenario as of December 31, 2012.

The guidelines for the assumptions adopted in relation to the scenarios contemplated as of December 31, 2013, in all cases the starting point involved rate adjustments similar to those now being applied by Gas Natural Fenosa, and values were kept constant until the time of the overall tariff review. In the case of MetroGAS, this was achieved by a combined adjustment of fixed charges, variable charges and a minimum billed amount, which is deemed acceptable based on the existing types and segmentation of customers.

The three scenarios developed as from the tariff review reflect different rate levels that might be reached on the basis of options that may arise when discussing tariff base amounts, the rate of profitability, level of investments to be made, operating costs typical to the industry and the area served by MetroGAS, competitiveness of industrial rates as compared with other countries in the region, the relation of such rates to the costs of alternative fuels, the desired ratio to be maintained between residential rates and those of other countries in the region, the subsidies that the Government may wish to maintain for certain user sectors, etc.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

A base assumption was contemplated, to which a probability of occurrence of 60% was assigned. Also, a pessimistic case was considered, contemplating a tariff adjustment slightly lower than in the base case, to which a probability of occurrence of 20% was assigned. Finally, for the optimistic case a rate adjustment slightly higher than in the base case was assumed, with a probability of occurrence of 20%.

The probability of occurrence of each cash flow scenario is based on: (a) the recent experience of Gas Natural Fenosa, another gas distribution company of the Buenos Aires metropolitan area (the major gas market in Argentina); as it has been mentioned, this company has not only concluded a renegotiation agreement with the Argentine Government, but has also had its new tariff scheme approved by ENARGAS and is now able to bill its distribution services pursuant to such new rates; (b) the current regulatory framework, which includes the Gas Law and the gas tariff regulations mentioned above; (c) ENARGAS Resolution No. 2,407/12, which established a new charge representing an approximately 54% increase in revenues from MetroGAS’s distribution margin as from December 2012; (d) the renegotiation agreements subscribed by all other gas distribution companies, other than the Company, pursuant to which agreements the parties have been enabled to start a full review of their rates and establish (i) a six-monthly review of rates in order to adjust them in accordance with the general cost variation index provided such indexes change by more than 5%, and (ii) a five-year review similar to the same-period review originally contemplated in MetroGAS license; (e) recent measures adopted by the Government, which have authorized increases in public passenger transport and road toll rates for national highways, and statements by officers of the Ministries of Economy and of Federal Planning and the Head of Cabinet, pointing out that both a reduction of subsidies in essential light, gas and electricity services, and a rise in provider companies’ rates are under study.

5.1.2           Impairment test for the fiscal year ended December 31, 2012 and January 1, 2012

The Company has identified some indicators of impairment and applied an impairment test on property, plant and equipment in accordance with the IFRS for the fiscal year ended December 31, 2012 and January 1, 2012. On the basis of this test, the book value of property, plant and equipment has been compared with the current value of the future cash flow to be generated by such assets. This estimate was made on the basis of a probability approach. Given the fact that the estimated discounted future cash flow exceeds in both exercises the book value of those assets, the Company determined that no impairment had occurred.

The most relevant premises based on which the Company has prepared its estimated cash flows are described below for the fiscal year ended December 31, 2012:
i.	Rate increases: projections were made by the Company based on an assumption of gradual rate increases from 2013 to 2018 up to rates significantly higher than current peso denominated rates.
ii.	Inflation rate: stable levels have been assumed, consistent with the levels observed at the end of the fiscal year.
iii.	Exchange rate: a 10% depreciation of the Argentine peso with respect to the U.S. dollars has been assumed.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

Significant estimates concerning the different scenarios in relation to cash flows and the probability of occurrence of each of them are summarized below:

•
Basic scenario: For this cash flow it was assumed that rate levels similar to those currently applied by Gas Natural Fenosa will be reached, and then gradually increased so that the Company’s average historical tariffs will be reached. This cash flow scenario has been assigned a probability of occurrence of 66.5%.

•
Pessimistic scenario: For this cash flow it was assumed that rate levels only similar to those currently applied by Gas Natural Fenosa will be reached, followed by an integral tariff revision. This cash flow scenario has been assigned a probability of occurrence of 10.0%.

•
Optimistic scenario: For this cash flow it was assumed that rate levels will have been gradually achieved by 2018, and that those levels will bear to regional tariffs in South America, specially Brazil and Chile, the same proportion as in 2001. This cash flow scenario has been assigned a probability of occurrence of 23.5%.

The impairment test conducted at transition date January 1, 2012, assumed premises similar to those described above, except for the bankruptcy scenario that it contemplated. As of December 31, 2012 that bankruptcy scenario has not been considered on account of the following reasons: (a) approval by creditors of the reorganization proposal under the Company’s reorganization proceedings; (b) approval by the court of the arrangement made with creditors; (c) beginning of an effective rate increase based on ENARGAS Resolution No. 2,407/12 referred to above; and (d) an agreement with YPF for the purchase of Gas Argentino S.A. shares owned by BG; as of December 31, 2012 this company was the controlling shareholder and held a 70% interest.

5.2           Revenue recognition and trade receivables

Revenues are recognized on an accrual basis upon delivery to customers. This includes estimates of delivered gas or liquids amounts not yet billed at the end of each fiscal year, its transportation and distribution, if applicable. Amounts effectively delivered are estimated on the basis of purchased volumes and other historical data. Revenues related to the tariff increases established under Resolution No. 2407/12 as explained en Note 2.4.2 are recognized at the time they are accrued for billing to customers.

The Company is exposed to bad debt losses. The allowance for doubtful accounts is created on the basis of estimated payments received by the Company. While the Company uses available information to make such estimations, these provisions may possibly have to be adjusted in the future if future economic conditions differ substantially from the assumptions used in their preparation. The relevant charge is shown under selling expenses; no adjustments are made to revenues. In order to estimate the allowance for doubtful accounts, the Company permanently assesses the amount and nature of any trade receivables, including the age thereof and users’ financial condition.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

5.3           Provisions

The Company has certain contingent liabilities in relation to actual or threatened claims, lawsuits and other proceedings. A liability is accrued by MetroGAS when future costs are likely to be incurred and they may be reasonably estimated.

Such accruals are based on estimates arrived at on the basis of available data, Management estimates of results in relation to the issues involved and the opinion of legal counsel. These basic forward-looking presumptions and other key sources of uncertainty in estimates at the end of the reporting period involve a significant risk that material adjustments may be required in the book value of assets and liabilities during the next financial periods.

5.4           Deferred income tax and minimum presumed income tax

The Company establishes the accounting charge for the income tax according to the deferred tax method, which considers the effect of temporary differences resulting from the various bases for measuring assets and liabilities under accounting and tax criteria and the tax loss carried forward and unused tax credits which may be deducted from future tax gains, computed at the current tax rate, which at present amounts to 35%.

In addition, the Company determines the Minimum Presumed Income Tax (MPIT) by applying the current rate of 1% of assets to be considered at the close of every fiscal year. This tax is complementary of the income tax obligation. This tax is determined by application of an effective 1% rate on the tax basis of certain assets. The final tax liability will be the higher of income tax or minimum presumed income tax. However, if minimum presumed income tax is higher than income tax for any fiscal year, the excess amount may be computed as a payment on account of any excess income tax over minimum presumed income tax that may arise for any of the ten subsequent fiscal years.

The Company evaluates the recoverability of deferred income tax and MPIT taking into account the probability that some or all deferred tax assets or claims may not be realized. For purposes of this evaluation, the Company considers the scheduled reversion of deferred income tax liabilities, projected future tax profits, tax planning strategies and any objective evidence of recovery.

5.5           Application of IFRIC 12 “Service Concession Arrangements”

Interpretation No. 12 “Service Concession Arrangements” (IFRIC 12) establishes some accounting guidelines for private entities that provide public services under a service concession agreement or similar arrangement. IFRIC 12 is applicable to license holders depending, among other things, on the extent to which the grantor controls or regulates the services and any significant residual interest in the assets at the end of the term of the arrangement.

Considering that IFRIC 12 establishes general guidelines and principles, judgment is required to determine whether it is applicable due to the specific nature of each service concession or license and the complexity inherent in the different notions included in its interpretation.

The Company has examined the characteristics, conditions and terms currently in effect under its natural gas distribution License and the guidelines established by IFRIC 12. On the basis of such analysis, the Company concluded that its license is outside the scope of IFRIC 12, primarily because of the features of its license renewal, which give a result similar to the possible outcome of a perpetual right for the operation of infrastructure.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

In this same respect and coincidentally, the CNV issued Resolution No. 613 on December 20, 2012, which sets forth the reasons and grounds on which in its opinion natural gas transportation and distribution services concession holders and their controlling entities are not within the scope of IFRIC 12.

Any change in license conditions should be analyzed in order to consider if it also represents a change in the analysis made.

6.           FINANCIAL RISK MANAGEMENT

6.1           Financial Risk Factors

The Company has in place several financial risk management policies that enable it to mitigate its exposure to the market risks involved in its business activity (including risks associated to fluctuations in exchange rates, interest rates and the price of the products sold by it), credit risk and liquidity risk.

The Company does not trade financial instruments, including derivative financial instruments include, for speculative purposes.

6.1.1           Market Risk

The Company is primarily exposed to financial risks related to fluctuations on exchange rate (see a) below) and interests rate (see b) below).

There have been no changes in the Company’s exposure to market risks or in which these risks are managed and measured.

a)           Exchange Risk

The Company made transactions in foreign currency, consequently it is exposed to exchange rate fluctuations. The Company is primarily exposed to fluctuations in U.S. dollar (U$S) – Argentine peso (Ps.) rate of exchange.

In accordance with the Public Emergency Law, enacted in January 2002, the rates charged by the Company for its natural gas distribution services have been translated to Argentine pesos and consequently most Company revenues are denominated in pesos.

On the other hand, the Company’s financial debt is denominated in U.S. dollars. It amounted to U$S 146,162 thousand as of December 31, 2013, and to a nominal amount of U$S 325,251 thousand.

As of December 31, 2013, the Company’s net monetary liabilities position amounted to U$S 138,861 thousand.

See Notes 12, 13, 14, 16, 17, 18, 20, 21 and 22 where describe the composition of currencies of financial assets and financial liabilities.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

The Company estimates that considering the accounting value of debts, each 10% increase or decrease of the Argentine peso – U.S. dollar exchange rate would give rise to a Ps. 111 million loss or profit before taxes. This is a hypothetical sensitivity analysis, as the real impact of such fluctuations might differ significantly and change in the course of time.

The Company’s sensitivity to foreign currencies has decreased in the current fiscal year, mainly due to the exchange of reorganization debt (See Notes 2.2, 17, 18 and 31).

b)	Interest Rate Risk

MetroGAS has a limited exposure to risks associated with interest rate fluctuations, because 100% of its financial indebtedness bears interest at a fixed rate.

On the other hand, the Company seeks to conduct financial transactions with top-level entities; these transactions include demand deposits and mutual fund investments. As of December 31, 2013, current investments in mutual funds and interest-bearing checking accounts amounted to Ps. 53,616 thousand. Such placements of funds bear interest at variable rates.

c)	Price Risk

The Company is not exposed to a commodity price risk in its gas distribution segment because the rates currently charged by MetroGAS to its customers are subject to regulation, and the regulatory framework contemplates a mechanism for the transfer of gas purchase costs to rates. (See Note 2.4)

Also, the prices of natural gas for industrial use in the sales segment are determined solely on the basis of local and domestic supply and demand.

MetroENERGÍA in particular subscribes natural gas forward sales contracts for a maximum one-year term. For this purpose, MetroENERGÍA purchases gas from producers and suppliers pursuant to the terms arising from availability and market conditions at the relevant time. However, most natural gas volumes under contracts with industrial customers are obtained from suppliers pursuant to the same terms as to delivery time, while any remaining quantities are derived from shorter-term purchases based on price and availability conditions at each gas basin.

6.1.2           Credit Risk

Credit risk is the risk that counterparty will default on its contractual obligations, with a consequent financial loss to the Company. This risk is primarily derived from economic and financial factors, or the possibility of counterparty’s default or more strictly technical, commercial or administrative factors.

As regards the credit risk involved in trade receivables derived from the Company’s commercial activities, this risk has been historically limited given the short term for collection from customers, which implies that no significant individual amounts are accumulated. The Company has the power to cut supply in case of a customer’s failure to make payment; this tool is used and makes the process of credit risk assessment and control easier.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

Allowances for doubtful accounts are recorded (i) for the exact amount of any claims representing an individual risk (risk of bankruptcy, customers involved in legal proceedings against the Company); (ii) for claims other than those described in (i), provisions are recorded for customer segments taking into account the age of claims and historical charges for uncollectible amounts. According to the policy currently in effect, the Company provides for 100% of any unpaid claims overdue for more than one year. Total overdue balances not covered by provisions for bad debts amount to Ps. 50,870 thousand as of December 31, 2013, and to Ps. 33,406 thousand as of December 31, 2012 and to Ps. 63,997 thousand as of January 1, 2012.

The Company has a wide range of customers, including residential, commercial, industrial – small and big – customers and governmental entities. The concentration of credit risk with any customer exceeds 5% of gross monetary assets at any time of the year.

Also, credit risk affects cash and cash equivalents, and bank and financial entity deposits, the Company do its financial operations in first rate entities.

The Company’s maximum exposure to credit risk, broken down by type of financial instrument, is detailed below:

	Maximum exposure as of
	12.31.13	12.31.12	01.01.12
Cash and cash equivalents	116,592	153,208	207,278
Trade receivables	339,257	258,705	231,331
Other receivables	32,191	20,803	18,318

As of December 31, 2013, 2012 and January 1, 2012, the allowance for doubtful accounts amounts to Ps. 14,375, Ps. 15,447 and Ps. 16,959 thousand, respectively. This provision represents the best Company’s estimate of losses incurred in relation to trade receivables.

Note 12 and 13 details the aging of trade receivables and other receivables, respectively.

6.1.3           Liquidity Risks

Liquidity risk represents the Company’s inability to meet its short and long-term financial commitments.

At present the Company’s liquidity is one of the main items on which Management’s attention is focused, due to the difficulties that the Company is going through. The absence of rate increases, constantly increasing operating costs and the lack of certainty as to the effective implementation of rate increases are factors that have a direct impact on MetroGAS liquidity.

As of December 31, 2013 MetroGAS recorded a negative working capital of Ps. 175,767 thousand.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

MetroGAS continues to encourage negotiations in an attempt to reach an agreement that may contemplate tariff increases so as to restore the feasibility of its business. If current circumstances continue, the Company has contemplated a number of actions to be taken in order to mitigate the impact of its financial condition, including to:

•	Bring claims for rate increases (including the transfer thereto of any municipal taxes) before Argentine authorities;
•	Make efforts to achieve a strict cash management and expense control;
•	Demand additional capital contributions from Company shareholders;
•	Change payment terms with major suppliers and Trusts Funds; and
•	Obtain funding from third parties.

In spite of the fact that the Company is already taking some of the actions referred to above, its future remains uncertain.

In the table below the maturities of financial liabilities as of December 31, 2013, 2012 and January 1, 2012 are detailed:

	12.31.13
	Due Date
	Past due	Without due date	Becoming due
	From 0 to 1 year		From 0 to 1 year	More than 1 year	Total
Financial liabilities
Financial debt	-	-	398	952,726	953,124
Reorganization liabilities	-	17,040	-	-	17,040
Trade payable	232,060	-	229,529	-	461,589
Other accounts payable	-	10,751	-	-	10,751
Salaries and social security	-	-	61,010	-	61,010
Income tax and minimum presumed income	-	-	32,269	-	32,269
Other taxes payable	-	-	94,157	7,898	102,055
Total	232,060	27,791	417,363	960,624	1,637,838

	12.31.12
	Due Date
	Past due	Without due date	Becoming due
	From 0 to 1 year		From 0 to 1 year	More than 1 year	Total
Financial liabilities
Reorganization liabilities	-	1,429,301	-	-	1,429,301
Trade payable	169,842	-	165,945	-	335,787
Other accounts payable	-	9,598	81	-	9,679
Salaries and social security	-	-	49,286	-	49,286
Income tax and minimum presumed income tax (“MPIT”) liability	-	-	10,271	-	10,271
Other taxes payable	-	-	55,798	8,996	64,794
Total	169,842	1,438,899	281,381	8,996	1,899,118

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

	01.01.12
	Due Date
	Past due	Without due date	Becoming due
	From 0 to 1 year		From 0 to 1 year	More than 1 year	Total
Financial liabilities
Reorganization liabilities	-	1,319,615	-	-	1,319,615
Trade payable	42,359	-	194,995	-	237,355
Other accounts payable	-	8,814	112	-	8,926
Salaries and social security	-	-	39,425	-	39,425
Income tax and minimum presumed income tax (“MPIT”) liability	-	-	12,979	-	12,979
Other taxes payable	-	-	32,520	-	32,520
Total	42,359	1,328,429	280,031	-	1,650,820

No financial liability bears interest, other than Financial Debt. (See Note 17)

Maturities of financial assets are detailed in notes 12 and 13.

On December 12, 2013, the Board of Directors of MetroGAS unanimously approved an agreement that contemplated the opening of a credit facility with YPF S.A. YPF’s credit facility proposal has a BADLAR cost (around an annual rate of 19%) plus an annual 6% spread. YPF makes available to MetroGAS a “Non-Committed” credit facility for up to Ps. 180,000,000 for a period of 180 days as from the date of the proposal. MetroGAS may require such drawdowns as it may deem advisable according to its needs up to the maximum amount of the credit facility and for the above mentioned period, and may make partial or total advance payments without penalty. Finally, an annual 10% default interest will be applied in the event of default. As of December 31, 2013 the Company has not made use of this facility.

6.2           Capital Risk Management

The main goal of the Company’s capital management is to preserve credit quality and capital ratios so as to be able to sustain its business and maximize value for its shareholders.

The capital structure of the Company includes its net indebtedness (the financial debt detailed in note 17 and 18, including cash balances and cash equivalents) and the Shareholder’s equity.

In the table below the debt rate as of December 31, 2013 and 2012 are detailed:

	12.31.13	12.31.12
Financial debt	953,124	1,282,280
Cash and cash equivalents	(116,592)	(153,208)
Net financial debt	836,532	1,129,072
Equity	424,117	167,287
Debt rate	197%	675%

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

7.           FINANCIAL INSTRUMENTS

The tables below show the amounts carried for financial assets and financial liabilities by category of financial instrument, and a reconciliation with the line shown in the statement of financial position, as it may correspond.

	12.31.13
	Financial assets carried at amortised cost	Financial assets at fair value through profit or loss	Total financial assets
Trade receivables	339,257	-	339,257
Other receivables	32,191	-	32,191
Cash and cash equivalents (excluding bank overdraft)	62,976	53,616	116,592
Total	434,424	53,616	488,040

	Financial liabilities carried at amortised cost	Financial liabilities at fair value	Total financial liabilities
Reorganization liabilities	17,040	-	17,040
Trade payable	461,589	-	461,589
Other accounts payable	10,751	-	10,751
Other taxes payable	102,055	-	102,055
Salaries and social security	61,010	-	61,010
Income tax and minimum presumed income tax (“MPIT”)	32,269	-	32,269
Financial debt	953,124	-	953,124
Total	1,637,838	-	1,637,838

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

	12.31.12
	Financial assets carried at amortised cost	Financial assets at fair value through profit or loss	Total financial assets
Trade receivables	258,705	-	258,705
Other receivables	20,803	-	20,803
Cash and cash equivalents (excluding bank overdraft)	42,781	110,427	153,208
Total	322,289	110,427	432,716

	Financial liabilities carried at amortised cost	Financial liabilities at fair value	Total financial liabilities
Reorganization liabilities	1,429,301	-	1,429,301
Trade payable	335,787	-	335,787
Other accounts payable	9,679	-	9,679
Other taxes payable	64,794	-	64,794
Salaries and social security	49,286	-	49,286
Income tax and minimum presumed income tax (“MPIT”)	10,271	-	10,271
Total	1,899,118	-	1,899,118

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

	01.01.12
	Financial assets carried at amortised cost	Financial assets at fair value through profit or loss	Total financial assets
Trade receivables	231,331	-	231,331
Other receivables	18,318	-	18,318
Cash and cash equivalents (excluding bank overdraft)	130,957	76,321	207,278
Total	380,606	76,321	456,927

	Financial liabilities carried at amortised cost	Financial liabilities at fair value	Total financial liabilities
Reorganization liabilities	1,319,615	-	1,319,615
Trade payable	237,355	-	237,355
Other accounts payable	8,926	-	8,926
Other taxes payable	32,520	-	32,520
Salaries and social security	39,425	-	39,425
Income tax and minimum presumed income tax(“MPIT”)	12,979	-	12,979
Total	1,650,820	-	1,650,820

7.1           Determination of Fair Value

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When estimating the fair value of an asset or liability, the Company takes into account the features of such asset or liability if those features are considered by market participants when valuing such asset or liability at the measurement date. Fair value for purposes of measurement and/or disclosure in these consolidated financial statements is determined on such basis, except for any leasing transactions, within the scope of IAS 17 and measurements that have certain similarities to, but are not the same as, fair value, such as the realizable value under IAS 2 or the value in use under IAS 36. All the financial instruments recognized at fair value are assigned to one of the levels of the value measurement hierarchy under IFRS 7. This measurement hierarchy has three levels. The initial basis for allocation is the “economic investment class”. Pursuant to IFRS 7, fair value must be determined with the use of value measurement techniques that maximize the use of observable data.

Fair-value measurement of MetroGAS financial instruments is classified according to the three levels established by IFRS 7 based on the degree at which entries for measurements of reasonable value are noticeable and the relevance of said entries for measurements of reasonable value as a whole, which are described below:

- Level 1: Fair value is determined on the basis of observed prices in an active market for identical assets or liabilities that the Company may take as benchmark at the end of the fiscal year. An active market is a market with a high level of trading, and sufficient permanently available information on prices. As an observed price in an active market is the most reliable indicator of fair value, this price, if available, is always to be used.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

- Level 2: Fair value is determined on the basis of observable information other than observed prices mentioned in Level 1 for financial asset or liabilities, whether directly (for instance, prices) or indirectly (for instance, derived from prices).

- Level 3: Fair value is determined through unobservable indicators and the company is required to develop its own hypotheses and premises. This is only allowed to the extent no market information is available. Any data included reflect the estimates that a market participant would take into account to set prices. The Company uses the best available information, including in-company data. MetroGAS does not have any financial instruments qualifying as Level 3 instruments.

The only financial assets of the Company that are measured at fair value at the end of the reporting period are mutual funds, the fair value of which is determined by their quoted prices (level 1).

There are not financial liabilities subsequently measured at fair value.

The Company believes that the book value of its financial assets and liabilities as recognized in its financial statements is near their respective fair value.

Total profits for the fiscal year include a profit of  $ 15,849 thousand and $ 10,626 thousand for fiscal years 2013 and 2012, respectively, in relation to financial assets measured at fair value.

8.           INTERESTS IN SUBSIDIARIES

The table below shows the Company’s consolidated controlling interest:

Directly controlled company	Percentage of capital stock and voting rights held
	12.31.2013	12.31.2012	01.01.2012
MetroENERGÍA	95%	95%	95%

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

MetroENERGÍA’s corporate purpose is to carry out purchase and sales transactions and/or transportation services of natural gas for its own account, on behalf of or in association with third parties.

BG Argentina SA and YPF Inversora Energética SA decided at the General Ordinary Shareholders’ Meeting, dated April 26, 2013, to maintain their commitment by means of which they have renounced for the collection of dividends for as long as the financial debt of MetroGAS S.A. arising as a result of the restructuring and/or refinancing of the outstanding debt is cancelled, pursuant to which the dividends approved shall be paid in full to the major shareholder, MetroGAS.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

9.           SEGMENT REPORTING

Operating segments are reported in a manner consistent with the internal reporting prepared by the Managing Steering Committee, for the purpose of resource allocation and performance assessment of the segment.

The primarily segments operated by the Company relate to the provision of the service of distribution of gas and, through MetroENERGÍA, of commercialization and/or transportation of natural gas for its own account, on behalf of or, in association with third parties.

	12.31.13
	MetroGAS	MetroENERGIA	Adjustments and eliminations	Total
	Distribution	Trading
Revenues	1,224,201	725,938	(13,928)	1,936,211
Gross (loss) profit	26,489	91,834	(55,448)	62,875
Income on investments in companies	55,448	-	(55,448)
Financial income	18,965	6,561	-	25,526
Financial cost	(357,457)	(9,674)	-	(367,131)
Result before income tax	445,467	88,720	(55,447)	478,740
Income tax and minimum presumed income tax (“MPIT”)	(190,531)	(31,379)	-	(221,910)
Total net and comprehensive result for the year	254,936	57,341	(55,447)	256,830
Total assets	2,219,360	188,588	(62,950)	2,344,998
Total liabilities	1,798,126	130,936	(8,181)	1,920,881
Depreciation of PP&E and investment property	(81,088)	-	-	(81,088)
Increase in PP&E	166,046	-	-	166,046
Investments in subsidiaries	54,769	-	(54,769)	-

	12.31.12
	MetroGAS	MetroENERGIA	Adjustments and eliminations	Total
	Distribution	Trading
Revenues	1,020,579	469,507	(8,711)	1,481,375
Gross (loss) profit	(99,835)	33,056	(19,555)	(86,334)
Income on investments in companies	20,294	-	(20,294)
Financial income	26,567	3,350	-	29,917
Financial cost	(165,070)	(6,447)	-	(171,517)
Result before income tax	(238,338)	29,960	(19,556)	(227,934)
Income tax and minimum presumed income tax (“MPIT”)	59,592	(10,486)	-	49,106
Total net and comprehensive result for the year	(178,746)	19,474	(19,556)	(178,828)
Total assets	2,155,751	111,753	(47,002)	2,220,502
Total liabilities	1,989,453	91,968	(28,206)	2,053,215
Depreciation of PP&E and investment property	(76,072)	-	-	(76,072)
Increase in PP&E	111,178	-	-	111,178
Investments in subsidiaries	18,796	-	(18,796)	-

The accounting policies for these reporting segments are the same ones followed by the Company and detailed in Note 4.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

10.           PROPERTIES, PLANT AND EQUIPMENT

	ORIGINAL VALUE					DEPRECIATION
MAIN ACCOUNT	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIRE- MENTS	AT END OF YEAR	ACCUMU-LATED AT BEGINNING OF YEAR	RETIRE-MENTS	AMOUNT	ACCUMU-LATED AT END OF YEAR	NET BOOK VALUE 12-31-13	NET BOOK VALUE 12-31-12	NET BOOK VALUE 01-01-12
Land	15,654	-	-	-	15,654	-	-	-	-	15,654	15,654	15,654
Building and civil constructions	70,185	-	1,648	-	71,833	26,198	-	1,361	27,559	44,274	43,987	45,292
High pressure mains	295,089	-	1,580	(602)	296,067	195,264	(395)	4,931	199,800	96,267	99,825	103,979
Medium and low pressure mains	1,831,798	-	87,278	(8,672)	1,910,404	607,791	(4,512)	42,512	645,791	1,264,613	1,224,007	1,201,655
Pressure regulating stations	65,047	-	17,409	-	82,456	42,005	-	2,211	44,216	38,240	23,042	25,136
Consumption measurement installations	357,086	-	6,657	(3,688)	360,055	177,120	(2,091)	13,570	188,599	171,456	179,966	188,284
Other technical installations	53,317	-	1,872	-	55,189	47,376	-	855	48,231	6,958	5,941	6,145
Machinery, equipment and tools	29,691	-	1,106	-	30,797	26,798	-	576	27,374	3,423	2,893	2,417
Computer and telecommunications equipment	204,882	-	22,114	(323)	226,673	168,506	(263)	12,683	180,926	45,747	36,376	31,583
Vehicles	10,986	-	2,830	(601)	13,215	9,956	(601)	954	10,309	2,906	1,030	1,789
Furniture and fixtures	5,466	-	10	-	5,476	5,462	-	2	5,464	12	4	6
Materials	23,399	47,200	(20,664)	(8,353)	41,582	-	-	-	-	41,582	23,399	21,388
Gas in pipelines	214	-	-	-	214	-	-	-	-	214	214	214
Work in progress	83,061	118,846	(124,631)	-	77,276	-	-	-	-	77,276	83,061	68,298
Distribution network extensions constructed by third parties	64,663	-	2,791	-	67,454	16,262	-	1,313	17,575	49,879	48,401	47,405
Subtotal	3,110,538	166,046	-	(22,239)	3,254,345	1,322,738	(7,862)	80,968	1,395,844	1,858,501	1,787,800	1,759,245
Allowance for obsolescence of materials	(1,369)	(2,178)	-	364	(3,183)	-	-	-	-	(3,183)	(1,369)	(1,035)
Allowance for disposal of Properties, plant and equipment	(5,501)	(4,641)	-	4,427	(5,715)	-	-	-	-	(5,715)	(5,501)	(6,694)
Total as of December 31, 2013	3,103,668	159,227	-	(17,448)	3,245,447	1,322,738	(7,862)	80,968	1,395,844	1,849,603	1,780,930	1,751,516
Total as of December 31, 2012	3,004,262	106,028	-	(6,622)	3,103,668	1,252,746	(5,960)	75,952	1,322,738		1,780,930

As mentioned in Note 2.8.1 a substantial portion of the Properties, plant and equipment are defined as “Essential Assets” and there are certain restrictions over them described in the mentioned note.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

11.           INVESTMENT PROPERTIES

	ORIGINAL VALUE		DEPRECIATION
MAIN ACCOUNT	AT BEGINNING OF YEAR	AT END OF YEAR	ACCUMULATED AT BEGINNING OF YEAR	ANNUAL RATE	AMOUNT	ACCUMULATED AT END OF YEAR	NET BOOK VALUE 12-31-13	NET BOOK VALUE 12-31-12	NET BOOK VALUE 01-01-12
Land	1,847	1,847	-	-	-	-	1,847	1,847	1,847
Building	5,971	5,971	2,359	2.00%	120	2,479	3,492	3,612	3,731
Total as of December 31, 2013	7,818	7,818	2,359		120	2,479	5,339	5,459	5,578
Total as of December 31, 2012	7,818	7,818	2,240		119	2,359		5,459

As of December 31, 2013, the fair value amounted to Ps. 47,988 thousand.

The fair value of investment properties of the Company at December 31, 2013 was obtained by independent valuers not related to MetroGAS.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

12.           TRADE RECEIVABLES

	12.31.13	12.31.12	01.01.12
Current

Trade receivables	232,604	213,731	185,822
Unbilled revenues	110,877	52,347	55,213
Related parties	276	376	477
Tax on banking transactions to be recovered	9,875	7,698	6,778
Allowance for doubtful accounts	(14,375)	(15,447)	(16,959)
Total Current	339,257	258,705	231,331

The aging analysis of the trade receivables is as follows:

	12.31.13	12.31.12	01.01.12
-Past due
under 3 months	37,476	17,112	23,825
from 3 to 6 months	5,620	12,003	10,679
from 6 to 9 months	6,107	3,498	30,769
from 9 to 12 months	2,051	587	1,093
from 1 to 2 years	5,056	5,614	7,310
more than 2 years	8,935	10,039	7,280
Subtotal	65,245	48,853	80,956
-Becoming due
under 3 months	280,980	218,125	162,211
from 3 to 6 months	2,469	3,311	1,735
from 6 to 9 months	2,469	1,938	1,694
from 9 to 12 months	2,469	1,925	1,694
Subtotal	288,387	225,299	167,334
Allowance for doubtful accounts	(14,375)	(15,447)	(16,959)
Total	339,257	258,705	231,331

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

The carrying amount of the Company’s trade receivables is denominated in the following currencies:

	12.31.13	12.31.12	01.01.12
Pesos	225,010	185,633	157,781
US$	114,247	73,072	73,550
Total	339,257	258,705	231,331

The roll forward of the allowance for doubtful accounts is as follow:

	12.31.13	12.31.12
Balance at beginning of year	15,447	16,959
Increases (*)	6,148	3,418
Decreases	(7,220)	(4,930)
Balance at end of year	14,375	15,447

(*) Charged to Doubtfull account expenses (see Note 24. Expenses by nature)

The Company has a broad range of customers, including residential, commercial, industrial (small and large) and government entities customers. When determining the recoverability of a trade receivable, the Company takes into account any changes in the credit quality of such account as from the date when credit was initially granted to the end of the reporting period. There is a limited concentration of credit risk because the Company has a large base of independent customers.

Due to the terms under which the Company provides a public service, no analysis with internal or external credit ratings is carried out. Note 6.1.2 includes a description of the credit risk and the analysis carried out by the Company in connection with trade receivables.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

13.           OTHER RECEIVABLES

	12.31.13	12.31.12	01.01.12
Non current:
Related parties	3,631	-	-
Expenses paid in advance	2	336	332
Subtotal non current	3,633	336	332
Current:
Advances to employees	233	355	287
Insurance paid in advance	196	3,553	3,454
Expenses paid in advance	1,035	2,498	1,861
Trust Fund Agreement Enargas resolution N° 2407	17,098	2,049	-
Pension and tax credits	200	236	2,729
Expenses recoverable	793	916	4,818
Related parties	615	-	-
Advances to fixed assets suppliers	2,911	9,030	1,169
Miscellaneous	5,477	1,830	3,668
Subtotal current	28,558	20,467	17,986
Total	32,191	20,803	18,318

The aging analysis of the other receivables is as follows:

	12.31.13	12.31.12	01.01.12
-Past due
under 3 months	4,661	259	2,398
from 3 to 6 months	134	315	456
from 6 to 9 months	156	214	116
from 9 to 12 months	171	365	54
from 1 to 2 years	415	246	169
more than 2 years	479	411	512
Subtotal	6,016	1,810	3,705
-Without due	22	21	3,118
-Becoming due
under 3 months	21,690	14,288	4,703
from 3 to 6 months	478	2,973	4,937
from 6 to 9 months	266	1,206	1,214
from 9 to 12 months	86	169	309
from 1 to 2 years	2	325	332
more than 2 years	3,631	11
Subtotal	26,153	18,972	11,495
Total	32,191	20,803	18,318

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

The carrying amount of the Company’s other receivables is denominated in the following currencies:

	12.31.13	12.31.12	01.01.12
Pesos	28,035	16,135	14,812
US$	4,156	4,668	3,390
Euros	-	-	116
Total	32,191	20,803	18,318

14.           CASH AND CASH EQUIVALENTS

In order to be considered for the consolidated statements of cash flows, cash and cash equivalents is as follows:

	12.31.13	12.31.12	01.01.12
Cash and banks	62,976	42,781	54,840
Mutual funds	53,616	110,427	76,321
Time deposits	-	-	76,117
Total	116,592	153,208	207,278

The carrying amount of the Company’s cash and cash equivalents is denominated in the following currencies:

	12.31.13	12.31.12	01.01.12
Pesos	115,078	152,474	196,080
US$	1,431	674	11,142
Libra esterlina	43	29	28
Euros	27	20	17
Reales	13	11	11
Total	116,592	153,208	207,278

From cash and cash equivalents as of December 31, 2013, 2012 and as of January 1, 2012, Ps. 77,273 thousand, Ps. 47,606 thousand and Ps. 53,499 thousand, respectively, correspond to balances collected for Trust Funds and Resolution I-2621/2013 that were deposited the following month.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

15.           ISSUED CAPITAL

As of December 31, 2013, the capital stock of MetroGas amounts to Ps. 569,171 thousand, which is fully subscribed, registered and paid-in:

Classes of shares	Subscribed, registered and paid in (thousands of Ps.)
Outstanding:
Book-entry common shares, with a par value of Peso one each, and the right to one vote per share:
Class “A”	290,277
Class “B”	221,977
Class “C”	56,917
Capital Stock at 12.31.13	569,171

The most recent capital increase that raised the capital stock to Ps. 569,171 thousand was approved by the General Extraordinary Shareholders’ Meeting held on March 12, 1997 was authorized on April 8, 1997 by the CNV and on April 10, 1997 by the Buenos Aires Stock Exchange and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244 of Book 121, Volume “A” Sociedades Anónimas.

The capital stock of the Company is composed as follows: 70% is held by the investment company Gas Argentino; 20%, which was originally owned by the Argentine Government, was offered through a public offering as described below and the remaining 10% is subject to the Employee Stock Ownership Plan (the “ESOP”).

In accordance with the Transfer Agreement, the Argentine Government sold 20% of its capital stock in MetroGas through a public offering, represented by 102,506,059 Class “B” shares, which shares are held by private investors.

On November 2, 1994, the CNV through Resolution No. 10,706 authorized the listing of the total number of shares comprising the capital stock of the Company at such date. At the same time, ADSs were issued in the United States of America and registered with the Securities & Exchange Commission (“SEC”). The Company’s shares are traded on the Buenos Aires Stock Exchange (“BCBA”) and the ADSs are traded on the New York Stock Exchange (“NYSE”). On June 17, 2010, the NYSE informed that the MetroGAS ADSs had been suspended from trading on the NYSE as a result of the announcement of the filing of a petition for the Company’s reorganization proceedings on that date. At the time of issuance of these financial statements the NYSE keeps suspension of trading of its MetroGAS ADSs.

The General Ordinary Shareholders’ Meeting shall consider the accumulated losses of the Company at December 31, 2013, in accordance to the absorption of accumulated losses determined by the CNV´s regulation.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

15.1          Employee Stock Ownership Plan

PEN Decree No. 1,189/92, which provides for the creation of the Company, establishes that 10% of the capital stock represented by Class “C” shares has to be included in the Employee Stock Ownership Plan (“ESOP”), as required by Law No. 23,696, Chapter III, whose instrumentation was approved on February 16, 1994 by PEN Decree No. 265/94. The Class “C” shares shall be held by a trustee for the benefit of the employees of “Gas del Estado” transferred to MetroGAS, who remain being employed by MetroGAS on July 31, 1993 and who elect to participate in the ESOP.

In addition, the Company’s By-laws provide for the issuance of profit sharing bonds as defined in Section 230 of Law No. 19,550 in favor of all regular employees, distributing 0.5% of the net earnings of each year among the beneficiaries of this program. Accrued amounts will be deductible as expenses in the statement of profit and loss and other comprehensive income for each year, in so far as there are appropriated retained earnings.

ESOP participants acquired their shares from the National Government for Ps. 1.10 per share, either paying in cash or applying the dividends on any such shares and a 50% of their Profit-sharing bonds to the purchase price. The trustee will maintain the Class “C” shares in custody until they are paid in full.

Once Class “C” shares are fully paid, they may be converted into Class “B” shares at the request of the holders. The decision regarding the conversion of Class “C” shares must be taken by the holders of said Class “C” shares, acting as a single class. So long as the requirements set forth in this plan are not met, neither the By-laws of the Company nor the relevant shareholding percentages may be changed.

On March 6, 2008, the Board of Directors of MetroGAS approved the procedure for the conversion of the Class “C” shares into Class “B” shares requested by the ESOP Executive Committee by the note dated March 3, 2008.

On May 21, 2008, the CNV notified MetroGas that the transfer procedure is subject to the presentation of the National Government Resolution approving the payment of the purchase price balance of the Class “C” shares. The early cancellation was approved by the Ministry of Economy through Resolution No. 252 on August 22, 2008.

On December 30, 2008, the ESOP Executive Committee requested MetroGAS to suspend the conversion procedure presented before the CNV and the BCBA until further notice.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

16.           OTHER TAXES PAYABLES

	12.31.13	12.31.12	01.01.12
Non current:
Others taxes	7,898	8,996	-
Total non current	7,898	8,996	-
Current:
Value added tax	21,569	13,841	4,194
GCABA study, revision and inspection of works in public space levy	28,973	19,739	12,234
Tax GNC	4,954	5,504	4,885
Turnover tax	6,365	3,456	2,359
Provincial and municipal taxes	29,140	11,562	6,992
Hydric infrastructure rate	1,515	1,621	1,144
Others taxes	1,641	75	712
Total current	94,157	55,798	32,520
Total	102,055	64,794	32,520

The carrying amount of the Company’s other taxes payables are denominated in pesos.

17.           FINANCIAL DEBT

The table below shows the changes occurred in the balance of financial debt as of December 31, 2013:

12.31.13
Balance at beginning of year
Initial measurement of notes at fair value at 01.11.13	646,996
Accrued interest at effective interest rate	115,298
Exchange loss	221,117
Interest payment	(30,287)
Balance at end of year	953,124

In compliance with the arrangement made with creditors under the reorganization proceedings described in Note 2.2, on January 11, 2013 MetroGAS proceeded to exchange any existing notes held by financial creditors and any allowed or provisionally admitted claims held by non-financial creditors, for the New Notes. The issuance of new notes was approved by a decision of the Issuer Department of the CNV dated December 26, 2012, under the Global Notes Program of MetroGAS, for a nominal value of up to U$S 600 million.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

The Company issued the following notes to be delivered in exchange for existing notes, classified as Reorganization liabilities originated on financial debt:

•	Series A-L for an amount of U$S 163,003,452
•	Series B-L for an amount of U$S 122,000,000, and in exchange for the Company’s non-financial debt:
•	Series A-U for an amount of U$S 16,518,450
•	Series B-U for an amount of U$S 13,031,550.

Also, on the same date MetroGAS exercised the power contemplated in the petition for reorganization proceedings filed by it and officially approved by the court, in order to capitalize the interest accrued on Class A Notes from January 1, 2011 to December 31, 2012, and pay in cash any interest accrued as from January 1, 2013 to the date of issuance.

As from the date of issuance, all obligations of the Company under the Existing Notes and Non-Financial Debt were terminated, and any rights, interest and benefits stipulated therein were voided and canceled. Consequently, the Existing Notes and Non-Financial Debt were extinguished and have ceased to be obligations enforceable against the Company.

Exchange under the debt restructuring was accounted for as an extinguishment of debt pursuant to the guidelines established in IFRS 9, as explained in Note 4.

The table below contains a detail of income before taxes incurred upon the restructuring of reorganization debt:

For the year ended, 12.31.13
Derecognition of the reorganization liability corresponding to verified and declared acceptable creditors	1,422,585
Cash payments of accrued interest between the 1/1/13 and 1/11/13	(1,866)
Subtotal	1,420,719
Initial recognition of Series A and B Notes at fair value	(646,996)
Withdrawal of prescribed liabilities	(3,363)
Debt restructuring expenses	(12,890)
Debt restructuring income before taxes	757,470

(1)	Includes Ps. 134,335 thousand of capitalized interest on Series A notes.

The New Notes are denominated in U.S. dollars and their principal amounts as of the date of issue were determined as follows: (i) a Class A Notes equivalent to 53.2% of the amount of the respective allowed or provisionally admitted unsecured claim, and (ii) Class B Notes equivalent to 46.8% of the amount of the respective allowed or provisionally admitted unsecured claim. In turn, two different series of New Notes were issued within each such class for the purpose of distinguishing unsecured claims derived from existing notes (Series L) from other unsecured claims (Series U). Also, the Company offered to pay on the issue date of the New Notes an amount equivalent to any interest that might have accrued on the above Class A New Notes as from January 1, 2011 to the issue date, at an annual nominal interest rate of 8.875%. Pursuant to the proposal and at the Company’s option, such interest accrued until December 31, 2012, has been capitalized.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

The principal of the New Notes will be repaid in full at maturity on December 31, 2018, in a lump sum payment. Class A New Notes will be payable pursuant to their terms as from their issue date. Class B New Notes will be payable pursuant to their terms solely as from the date when (a) an acceleration of maturity of Class A New Notes results from the occurrence of certain events of default under the main terms and conditions of the New Notes, or (b) holders of not less than 25% of Class A New Notes, Series L, request in writing to the Debtor and trustee an acceleration of maturity of Class A New Notes as a result of the occurrence of certain events of default under the main terms and conditions of the New Notes (any of the events described in (a) or (b), a “Triggering Event”), provided such Triggering Event occurs: (i) within the first year counted as from the issue date of the New Notes, or (ii) on or before June 30, 2014, whichever is earlier (the “Deadline”). In the event that a Triggering Event has not occurred on or be the Deadline, then Class B New Notes shall be automatically cancelled and the Company shall have no debt outstanding thereunder. Class A New Notes shall bear interest on their outstanding principal amount at an annual nominal rate of 8.875% as from their respective issue date to the date of payment thereof, which interest shall be computed and paid pursuant to their terms and conditions. Class B New Notes shall bear interest on the principal amount of such Class B New Notes solely upon the occurrence of a Triggering Event before the Deadline and as from the time of occurrence of such Triggering Event. Such interest shall also accrue at an annual nominal rate of 8.875% as from the date of the Triggering Event to the date of payment of such Class B New Notes, which interest shall be computed and paid pursuant to their specific terms and conditions.

Under the terms and conditions for the issue of New Notes, the Company and its subsidiaries shall comply with a series of restrictions which, among others, and in general terms, are those listed below. A detailed description of them, as well as their implementation details and specifications, have been included in the corresponding Prospect.

•	Incur or guarantee any debt;
•	Make any restricted payments, including any payment of dividends;
•	Effect any sale of assets;
•	Make investments of any kind;
•	Carry out sale and leaseback transactions;
•	Carry out transactions with related companies;
•	Create or assume any liens;
•	Make any mergers or consolidations; and
•	Make any sale or lease all or substantially all their respective assets.

No event of default has occurred as of December 31, 2013. During fiscal year 2013 the Company has complied with the terms and covenants established under the Offering Circular.

Also, the conditions of issuance include a mandatory Redemption provision with Excess cash. Excess cash mean, for any calculation period of excess cash, the higher amount between the sum resulting from the calculation that starts at EBITDA, is adjusted according to the relevant terms of issue, mainly with the items that affect Company funds which are not part of EBITDA, and the balance of cash funds which, at the close of operations of the last day of such period of calculation of excess cash, are above U$S 10 million.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

The above mentioned calculation period is six months, starting on April 1 or October 1 and ending on March 31 or September 30.

Available excess cash are the excess cash for the relevant calculation period minus the cash deficit at the close of operations of the last day of the period, while net available excess cash result from the available excess cash minus net capitalized interest.

The Company shall use the available excess cash to redeem pro rata any Class A Notes, and at any time after the occurrence of a Triggering Event, any outstanding Class B Notes by means of a prepayment of Notes, provided that the Company has not allocated such available amount of net excess cash to make any purchases in the market. Remaining funds after the above mentioned redemptions shall be referred to as net available excess cash.

The Company made the corresponding calculation for the first and second periods finished on March 31, 2013 and September 30, 2013, from which no excess cash resulted.

On March 26, 2013, the MetroGAS Board of Directors decided by a majority of votes to capitalize 100% of the portion subject to capitalization of interest payable on June 30, 2013 and to issue Additional Notes for such capitalization.

Furthermore, the Board also decided to issue New Notes for the new unsecured creditors, as long as their credits have been verified by a ruling in the Reorganization Proceedings.

 On July 25, 2013, MetroGAS issued:

•	Notes of Late Verification:
✓	Series A-U: U$S 5,087,459
✓	Series B-U: U$S 4,013,541
•	Notes of Capitalization
✓	Additional Series A-L: U$S 6,756,665
✓	Additional Series A-U: U$S 704,581

On October 9, 2013, the MetroGAS Board of Directors decided by a majority of votes to capitalize 50% of the portion subject to capitalization of interest payable on December 31, 2013 and to issue Additional Notes for such capitalization.

On January 29, 2014, MetroGAS issued:

•	Notes of Capitalization
✓	Additional Series A-L December 2013: U$S 3,516,500
✓	Additional Series A-U December 2013: U$S 371,456

On December 12, 2013, the Board of Directors of MetroGAS unanimously approved an agreement that contemplated the opening of a credit facility with YPF S.A. YPF’s credit facility proposal has a BADLAR cost (around an annual rate of 19%) plus an annual 6% spread. YPF makes available to MetroGAS a “Non-Committed” credit facility for up to Ps. 180,000,000 for a period of 180 days as from the date of the proposal. MetroGAS may require such drawdowns as it may deem advisable according to its needs up to the maximum amount of the credit facility and for the above mentioned period, and may make partial or total advance payments without penalty. Finally, an annual 10% default interest will be applied in the event of default. As of December 31, 2013 the Company has not made use of this facility.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

18.           REORGANIZATION LIABILITIES

	12.31.13	12.31.12	01.01.12
Taxes payable	16,262	19,611	46,140
Trade payables	181	94,297	118,983
Related parties	-	31,600	31,600
Salaries and social security	597	596	3,534
Financial debts	-	1,282,280	1,119,331
Others liabilities	-	917	27
Total	17,040	1,429,301	1,319,615

The carrying amount of the Company’s reorganization liabilities is denominated in the following currencies:

	12.31.13	12.31.12	01.01.12
Pesos	17,040	146,996	200,258
US$	-	1,106,676	968,513
Euros	-	175,629	150,844
Total	17,040	1,429,301	1,319,615

The table below contains a detail with the evolution of reorganization liabilities:

	12.31.13	12.31.12
Balance at beginning of year	1,429,301	1,319,615
Derecognition of the reorganization liability corresponding to verified and declared acceptable creditors	(1,422,585)	-
Agreements with preferred creditors	(816)	-
Exchange difference	9,832	162,948
Provisions reclassified	699	-
Adjustment of reorganization liabilities and others	609	(53,262)
Balance at the end of year	17,040	1,429,301

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

The table below sets forth the composition and the original terms and conditions of issuance of the Company’s financial debt that as of December 31, 2012 and January 1, 2012 is recorded in “Reorganization Liabilities” line item of the statement of financial position and that was exchanged for new notes as described in Note 17:

				Amount
	Currency	Interest Rate	Maturity	12.31.12	01.01.12
Notes
Series B (1)	Euros	(8)	09/27/2002	1,971	1,693
Interest Payable		-	-	1,122	964

Notes (2)
Series 1	U$S	( 3 and 8)	12/31/2014 (6 and 8)	1,036,938	907,477
Series 2 Class A	U$S	( 4 and 8)	12/31/2014 (7 and 8)	30,761	26,921
Series 2 Class B	Euros	( 5 and 8)	12/31/2014 (7 and 8)	169,565	145,635
Interest Payable		-	-	41,923	36,641
Financial Debt				1,282,280	1,119,331

1)	Refers to the creation of a Global Note Program for the issuance of simple non-convertible negotiable obligations approved by the General Extraordinary Shareholders´ Meeting held on December 22, 1998.
2)
Refers to the Global Note Program referred to in point (1) extended for 5 years by the General Extraordinary Shareholders´ Meeting held on October 15, 2004 and subsequently extended for another additional period of 5 years by the General Extraordinary Shareholders´ Meeting held on February 24, 2010.

3)	Notes of this Series will bear an annual interest rate of 8% for the years 2006-2010 and 9% thereafter.
4)	Notes of this Series will bear an annual interest rate of 3% for the year 2006, 4% for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% thereafter.
5)
Notes of this Series will bear an annual interest rate of 1.8% for the year 2006, 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.

6)
The principal amortization schedule according to the original terms is as follows: 5% on June 30 and December 31, 2010; 10% each June 30 and December 31 thereafter until December 31, 2012 and 12.5% each June 30 and December 31 thereafter until December 31, 2014.

7)	The principal amortization schedule according to the original terms is as follows: 16-2/3% on June 30 and December 31, 2012; 16-2/3% each June 30 and December 31 thereafter until December 31, 2014.
8)	Financial income have been accruing until the date of filing of the reorganization proceedings, at which time the accrual of interest was suspended according to Section 19 of Argentine Bankruptcy Law.

Filing a petition for Reorganization Proceedings gave rise to an event of default under the Global Note Program of MetroGAS which automatically accelerated the maturity of any outstanding balances on the debt. Nevertheless, commencement of the reorganization proceedings suspends any principal and interest payments on the reorganization debt (including the financial debt) of MetroGAS.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

19.           PROVISIONS

Provisions	Civil, labor and other claims	Tax claims and other fines	Regulatory claims and interpretation disagreements	Total
Balance at 01.01.12	28,703	27,622	34,742	91,067
Increases of the year (*)	4,267	6,545	1,072	11,884
Decreases of the year	(26)	-	(900)	(926)
Balance at 12.31.12	32,944	34,167	34,914	102,025
Increases (recoveries) of the year (*)	5,674	(25,140)	(23,514)	(42,980)
Debt restructuring reclassified	(699)	-	-	(699)
Decreases of the year	(42)	-	-	(42)
Balance at 12.31.13	37,877	9,027	11,400	58,304

(*) Include in other income and expenses (see Note 25).

19.1           Civil liability, labor and other claims

As of the date of approval of these financial statements, some civil liability and labor claims by contractors’ employees, worker’s compensation claims, etc. have been brought against the Company. As of December 31, 2013, the Company recorded a provision of Ps. 37,877 thousand, of which Ps. 20,102 thousand correspond to labor lawsuits and Ps. 15,107 thousand to civil liability claims for damages, while Ps. 2,668 thousand corresponds to mediation proceedings.

19.2     Tax claims and others

19.2.1           Turnover Tax (Province of Buenos Aires)

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose turnover taxes on sales of natural gas at a rate in excess of 3.5% of the prices billed for those sales. In spite of the fact that the Province increased such tax rate and instructed MetroGAS to include the rate increase in the bills of the customers and to remit the revenues so collected to the Province, MetroGAS declined to follow those instructions on the basis of the agreement between the Province and the Argentine Government described above.

On December 22, 2005, through Resolution No. 907/05, the Tax Authority of the Province of Buenos Aires notified MetroGas the commencement of a Tax Determination Procedure for the fiscal periods 2001 through March 2003 claiming the payment of the amounts that would have been collected from customers, if the tax rate increase described above had been applied (currently it amounts approximately to Ps. 29 million, including penalties and fines). The Resolution was appealed on January 16, 2006, before the Tax Court of the Province of Buenos Aires.

On September 27, 2006, Ruling No. 112/06 of the Federal Tax Commission ratified the criterion followed by the Company and declined a motion to reopen the case filed by the Province of Buenos Aires on the basis of a case identical to MetroGAS. The Province of Buenos Aires filed an extraordinary appeal against such Ruling before the same Federal Tax Commission for its final resolution by the Argentine Supreme Court of Justice (ASCJ).

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

On September 5, 2013 a pleading was filed with the Tax Court of the Province of Buenos Aires with reference to the dismissal by the ASCJ of a motion for review filed by the Province of Buenos Aires, and consequently, it was requested that such dismissal be taken into account at the time of entering judgment and that the tax claim be rejected.

On March 3, 2008, through Resolutions No. 95/08, No. 96/08 and No. 97/08, the Tax Authority of the Province of Buenos Aires notified MetroGAS the Tax Determinations carried out for the periods January 2004 through October 2005. The claim is based on the increase of the tax rate described above and certain differences with respect to the determination of income and expense ratios. The amount claimed approximately amounts to Ps. 55 million, including penalties and fines. On March 27, 2008, those resolutions were appealed before the Tax Court of the Province of Buenos Aires, and to the date of issuance of these financial statements are still pending resolution.

In the event that MetroGAS should be finally compelled to pay for such amounts, the Company will request a reallocation of such tax rate increase to the tariffs paid by customers in compliance with the terms of the License.

Based on a reassessment by the Company of the probability of occurrence of this contingency on the basis of the opinion of independent counsel, which was based mainly on a consideration of existing legal precedents, the provision created for such purpose for Ps. 26,333 thousand was recovered in the fiscal year ended December 31, 2013. As of such same date, the Company recorded a provision of Ps. 1,500 thousand in relation to this contingency, for professional fees.

19.2.2           Government of the City of Buenos Aires’ Fines – Works on Roads and Public Spaces

Law No. 2,634, published on January 25, 2008, and its Regulatory Decree No. 238/08 published on March 28, 2008, created and regulated a new regime for openings and/or breaks works on public spaces and roads within the City of Buenos Aires. The regime specifies the charges to pay for all works on public spaces and establishes that backfilling works have to be made by the Government of the Autonomous City of Buenos Aires (“GCABA”), previous payment by those companies authorized to make any such works. Subsequently and effective November 1, 2009, the GCABA further modified the procedure to repair sidewalks and established that those companies that have proceeded to break up a public space shall be responsible for the complete repair and backfilling.

The Special Infractions Control Agency of the GCABA has imposed penalties on MetroGAS in several cases. The Company is filing the relevant disclaimers before the administrative authorities, and requesting the transfer to a court hearing minor cases to carry out the corresponding defenses at that stage, in order to obtain the declaration of unconstitutionality of the law, the unreasonableness of the infractions imposed and consistently the denial of those penalties. During the year ended on December 31, 2013 the Company has created a provision of Ps. 1,193 thousand and as of that date it Ps. 7,527 thousand.

19.3     Regulator claims and interpretative differences

19.3.1           Taxes, Rates and Contributions

Through Resolution No. 2,778/03, the ENARGAS decided that MetroGAS had collected excess amounts on account of taxes and rates from its customers of Ps. 3.8 million and set a fine of Ps. 0.5 million. The Company filed in due times a special appeal against ENARGAS Resolution and against the interest rate applied on the fine. As of December, 31, 2013, the total amount demanded by the ENARGAS amounted to Ps. 3,776 thousand for capital and Ps. 21,756 thousand for accessories, for penalties and fines.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

During the present fiscal year the Company assessed this contingency, based on the opinion of independent counsel who evaluated legal prescription, and concluded that it corresponds to recover from the provision an amount of Ps. 25,263 thousand.

19.3.2           Interpretative Disagreements with Regulatory Authorities

At the date of approval of these financial statements, the Company has several interpretative disagreements with the aforementioned regulatory authorities with respect to various legal issues.

During the fiscal year ended December 31, 2013, the Company recorded provisions for any such disagreements of Ps. 1,749 thousand and as of that date it accumulated Ps. 11,400 thousand.

20.           TRADE PAYABLES

	12.31.13	12.31.12	01.01.12
Gas and transportation creditors	187,097	183,932	113,599
Other purchases and services creditors	77,117	60,057	61,813
Trust Fund Agreement N° 2407	-	2,049	-
Trust Funds	77,147	47,606	53,499
Related parties	120,102	42,143	8,444
Resolution I-2621/2013	126	-	-
Total	461,589	335,787	237,355

The carrying amount of the Company’s trade payables are denominated in the following currencies:

	12.31.13	12.31.12	01.01.12
Pesos	388,536	283,748	182,886
US$	72,963	51,703	54,424
Euros	90	176	45
Libras esterlinas	-	160	-
Total	461,589	335,787	237,355

21.           SALARIES AND SOCIAL SECURITY

	12.31.13	12.31.12	01.01.12
Salaries	6,429	4,881	3,774
Social security	13,514	10,859	8,294
Related parties	5,249	3,826	3,635
Vacation provision	22,855	19,734	15,336
Bonus provision	12,819	9,745	7,907
Others	144	241	479
Total	61,010	49,286	39,425

The carrying amount of the Company’s salaries and social security are denominated in pesos.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

22.           OTHER ACCOUNTS PAYABLE

	12.31.13	12.31.12	01.01.12
Directors fees	-	81	112
Payables for works on behalf of third parties	8,475	7,352	5,800
Fines ENARGAS	2,276	2,246	2,276
Related parties	-	-	738
Total	10,751	9,679	8,926

The carrying amount of the Company’s other accounts payable is denominated in pesos.

23.           REVENUES

	For the years ended,
	12.31.13	12.31.12
Gas sales	871,776	656,214
MetroENERGÍA’s gas sales and transportation	721,209	465,559
Transportation and distribution services	227,853	201,949
Other sales	37,114	37,934
Natural gas liquids processing	73,530	115,771
MetroENERGíA’s other revenues	4,729	3,948
Total	1,936,211	1,481,375

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

24.           EXPENSES BY NATURE

	For the years ended,
	12.31.13				12.31.12
	OPERATING COSTS	ADMINISTRATION EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
Payroll and other employees benefits	101,319	99,572	84,050	284,941	214,946
Social security contributions	22,294	16,016	18,641	56,951	43,793
Cost of natural gas	871,130	-	-	871,130	650,289
Transportation of natural gas and processed natural gas	205,840	-	-	205,840	237,571
Directors’ and members of Surveillance committee fee	-	1,647	-	1,647	1,340
Fees for professional services	675	7,279	1,124	9,078	6,816
Sundry materials	10,671	-	-	10,671	6,066
Fees for sundry services	23,078	11,945	35,495	70,518	65,544
Postage and telephone	1,041	2,444	26,158	29,643	21,241
Leases	230	1,541	1,978	3,749	3,095
Transportation and freight charges	-	2,969	-	2,969	2,237
Office materials	634	1,858	406	2,898	3,368
Travelling expenses	759	337	141	1,237	1,303
Insurance premium	-	8,195	2	8,197	6,904
Fixed assets maintenance	58,125	26,523	428	85,076	65,034
PP&E and Investment properties depreciation	67,088	14,000	-	81,088	76,072
Taxes, rates and contributions	61,520	33,399	68,649	163,568	134,384
Publicity	-	-	2,205	2,205	1,909
Doubtful accounts	-	-	6,148	6,148	3,418
Bank expenses and commissions	-	372	12,556	12,928	10,724
Others expenses	8,798	550	772	10,120	5,569
Total as of December 31, 2013	1,433,202	228,647	258,753	1,920,602
Total as of December 31, 2012	1,192,226	169,984	199,413		1,561,623

The expenses included in the above table are net of the Company’s own expenses capitalized in properties, plant and equipment for Ps. 12,837 thousand at December 31, 2013 and for Ps. 10,258 thousand at December 31, 2012.

25.           OTHER INCOME AND EXPENSES

	For the years ended,
	12.31.13	12.31.12
Leases	1,716	413
Publicity	672	996
Other income	678	4,389
Revenues from rendering services to related parties	1,220	-
Recoveries (increases) in provisions for contingencies	42,980	(11,884)
	47,266	(6,086)

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

26.           NET FINANCE RESULTS

Finance income
	For the years ended,
	12.31.13	12.31.12
Loss on reorganization liabilities	-	17,936
Financial assets at fair value	15,849	10,626
Other holding results	3,118	2,260
Interest on financial operations	6,553	-
Exchange difference on financial operations	6	2,765
Others	-	(3,670)
	25,526	29,917
Finance costs
	For the years ended,
	12.31.13	12.31.12
Exchange difference on financial debt	230,949	162,948
Interest on financial debt	115,302	1
Others	20,880	8,568
	367,131	171,517

27.           INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The following table shows the changes and breakdown of deferred income tax assets and liabilities:

MetroGAS

Deferred income tax assets

	Tax losses	Trade receivables	Provisions	Others	Total
Balances at beginning of the year 01.01.13	60,952	88,279	36,517	(1,163)	184,585
Movements of the year	(60,952)	(6,981)	(15,282)	1,104	(82,111)
Balances at the end of the year 12.31.13	-	81,298	21,235	(59)	102,474

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

Deferred income tax liabilities

	Properties, plant and equipment	Financial debt	Others
Balances at beginning of the year 01.01.13	(236,648)	-	(9)
Movements of the year	11,218	(101,389)	(385)
Balances at the end of the year 12.31.13	(225,430)	(101,389)	(394)

MetroENERGÍA

Deferred income tax assets

	Trade receivables	Others	Total
Balances at beginning of the year 01.01.13	1,177	(426)	751
Movements of the year	468	(112)	356
Balances at the end of the year 12.31.13	1,645	(538)	1,107

The net consolidated position accounted for a deferred income tax asset amounting to Ps. 1,107 thousand, as regards MetroEnergía, and a deferred income tax liability amounting to Ps. 224,739 thousand, as regards MetroGAS, at December 31, 2013; and a deferred income tax asset amounting to Ps. 751 thousand, as regards MetroEnergía, and a deferred income tax liability amounting to Ps. 52,072 thousand, as regards MetroGAS, at December 31, 2012 and a deferred income tax asset amounting to Ps. 443 thousand, as regards MetroEnergía, and a deferred income tax liability amounting to Ps. 126,907 thousand, as regards MetroGAS, at January 1, 2012.

Below is the reconciliation between the income tax charged to results and the amount resulting from the application of the corresponding tax rate to the accounting result before income tax:

	For the years ended,
	12.31.13	12.31.12
Income tax expense on pre tax income	167,559	(79,777)
Permanent differences
Non deductible expenses and non taxable income	2,065	893
Tax loss carry forwards recognized	34,422	14,537
Minimum presumed income tax not recognized	17,864	15,241
Total income tax	221,910	(49,106)

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

Below is the reconciliation between the tax charged to results and the income tax determined for fiscal purposes:

	For the years ended,
	12.31.13	12.31.12
Income tax determined for fiscal purposes	29,652	(75,491)
MetroENERGA’s income tax	31,735	10,794
Temporary differences	111,359	(14,187)
2012 Tax loss adjustment	(3,122)	-
Minimum presumed income tax not recognized	17,864	15,241
Tax loss not recognized	34,422	14,537
Total income tax	221,910	(49,106)

Tax losses carry-forward in effect as of December 31, 2013 amounted to Ps. 67,836 thousand of which were not recognized in the financial statements at the end of the year. That tax loss carry-forward could be offset against future results, expiring in 2017.

In addition, the tax credit on minimum presumed income tax not recognized in the financial statements as of December 31, 2013 amounted to Ps. 129,244 thousand, expiring between the years 2014 and 2024.

28.           NET RESULT PER SHARE

The following table shows the net results and the number of shares that have been used to calculate the net basic result per share:

	For the years ended,
	12.31.13	12.31.12
Net result for the year	254,936	(178,746)
Average of common shares outstanding	569,171	569,171
Net basic and diluted result per share	0.45	(0.31)

29.           BALANCES AND TRANSACTIONS WITH RELATED PARTIES

MetroGAS carries out operations and transactions with related parties  according to general market conditions, wich are part of the normal operation of the company, with respect to their purposes and conditions.

As described in Note 2.1 dated May 3, 2013, Gas Argentino has informed MetroGAS that BG Inversiones Argentinas S.A. has transferred to YIESA 46,010,284 ordinary, registered shares with nominal value of $ 1 and one vote per Class A share, representative of 54.67 % of the capital stock of Gas Argentino, owner of 70% of MetroGAS shares. Thus, YPF S.A. through YIESA, obtained 100% of the capital stock and votes of Gas Argentino, and in turn shall indirectly have, through Gas Argentino, 70% of MetroGAS capital stock and votes.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

Furthermore, on May 3, 2012, the National Congress enacted Law No. 26,741, which declared of public utility and subject to expropriation the 51% of the equity of YPF represented by an equal percentage of  Class D shares owned, directly or indirectly, by Repsol and its controlled or controlling entities, and the same time, establishing the temporally occupation of such shares pursuant to the terms of article 57 and 59 of Law No. 21,499.

In addition, on August 1, 2013 YIESA transferred to OPERADORA DE ESTACIONES DE SERVICIOS S.A. 1,683,246 shares that represent 2 % of Gas Argentino’s corporate capital.

The information described in the following charts shows the balances with related companies as of December 31, 2013, December 31, 2012, and January 1, 2012, as well as operations with these companies for the year ended on December 31, 2013 and 2012.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

The transactions shown below have been made with related parties:

	For the years ended,
	12.31.13					12.31.12
	Gas & transportation sales	Gas purchases	Fees for professional services	Other net income	Salaries and others employee benefits	Gas & transportation sales	Gas purchases	Fees for professional services	Salaries and others employee benefits
Controlling company
Gas Argentino	-	-	-	1,220	-	-	-	-	-
Related parties:
YPF S.A.	40	161,498	677	-	-	37	103,962	1,133	-
Operadora de Estaciones de Servicios S.A.	1,083	-	-	-	-	975	-	-	-
A-Evangelista S.A.	49	-	-	-	-	64	-	-	-
ENARSA	-	27,645	-	-	-	-	-	-	-
Key directors and management:	-	-	-	-	19,938	-	-	-	12,303
	1,172	189,143	677	1,220	19,938	1,076	103,962	1,133	12,303

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

The balances shown below are outstanding with related parties:

	12.31.13
	Trade receivables	Other receivables		Trade payable	Financial debt	Salaries and social security
	Current	Current	Non current	Current	Non current	Current
Controlling company
Gas Argentino	-	615	3,631	-	-	-
Related parties:
Operadora de Estaciones de Servicios S.A.	263	-	-	-	-	-
YPF S.A.	(2)	-	-	104,864	21,375	-
A-Evangelista S.A.	15	-	-	-	-	-
ENARSA	-	-	-	15,238	-	-
Key directors and management:	-	-	-	-	-	5,249
	276	615	3,631	120,102	21,375	5,249

	12.31.12
	Trade receivables	Trade payable	Reorganization liabilities	Salaries and social security
	Current	Current	Non current	Current

Controlling company
Gas Argentino	-	-	-	-
Related parties:
Operadora de Estaciones de Servicios S.A.	372	-	-	-
YPF S.A.	4	42,143	31,600	-
Key directors and management:	-	-	-	3,826
	376	42,143	31,600	3,826

	01.01.12
	Trade receivables	Trade payable	Other accounts payable	Reorganization liabilities	Salaries and social security
	Current	Current	Current	Non current	Current
Related parties:
BG Argentina S.A.	-	-	403	-	-
YPF Inversora Energética S.A.	-	-	335	-
Operadora de Estaciones de Servicios S.A.	451	-	-	-	-
YPF S.A.	26	8,444	-	31,600	-
Key directors and management:	-	-	-	-	3,635
	477	8,444	738	31,600	3,635

Outstanding amounts have not been guaranteed and will be paid in cash. No guarantees have been given or received. No expenses have been recognized in the current or former periods with respect to uncollectible or doubtful accounts in relation to amounts owed by related parties.

Additionally, in the ordinary course of business, and considering that the Licensee operates the gas distribution service within the south and east area of the Great Buenos Aires, including the City of Buenos Aires, the Company’s customer/supplier portfolio includes entities of the private as well as of the national, provincial and municipal sectors.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

Also, as mentioned in Note 2.5.1 and pursuant to Resolution I-2621/2013 of ENARGAS, MetroGAS currently bills on behalf and for the account of ENARSA the injected volumes in relation to CNG as from June 2013. The net balance of this operation as of December 31, 2013 is shown in Note 20.

Furthermore, as explained in Note 2.6, MetroGAS must invoice, collect and settle three specific charges, with different appropriations, which is done for the order and account of Nación Fideicomisos S.A. Balances of this operation are stated in Note 20.

Finally, as described in Note 2.4.2, MetroGAS signed with ENARGAS on November 21, 2012 Minutes of Agreement that establish a fixed amount per bill, separated by customer category, which has to be considered  as advanced payment for future tariff adjustments provided for in the Temporary Agreement approved by Decree No. 234/09. ENARGAS executed the agreement through Resolution No. 2,407/12 published on November 29, 2012. The Minutes state that amounts thus collected shall be deposited in a specifically dedicated trust fund used for the execution of infrastructure, connections, re-boosting, extensions and/or technological adjustment of gas distribution systems. Therefore, on December 12, 2012 a trust agreement was signed by MetroGAS and Nación Fideicomisos S.A. Balances for these operations are shown in Notes 13 and 20.

30.           CONTRACTUAL COMMITMENTS

In order to satisfy the demand of gas and provide the licensed service efficiently, MetroGAS has entered into various long-term contracts from the commencement of the concession to ensure certain purchasing and transportation capacity of gas.

30.1           Purchases of Gas

 The main suppliers of the Company are: YPF, Total Austral, Wintershall Energía, Pan American Energy, and other producers of Tierra del Fuego, Neuquén and Santa Cruz.

On June 14, 2007, the Argentine Secretariat of Energy published Resolution No. 599/07 in the Official Bulletin approving the proposal for the “Agreement with Natural Gas Producers 2007-2011”, latter ratified by certain natural gas producers and becoming effective. Basically, the Agreement 2007-2011 establishes the volumes to be injected at the points of entry to the transportation system by natural gas producers for residential, commercial, industrial, power plants and CNG supply stations customers until December 31, 2011 (although the contractual terms differ depending on the category of consumer) and indicates certain price adjustments payable in installments depending on the type of consumer. The Resolution that approves the Agreement 2007-2011 (Resolution ES No. 599/07) establishes the mechanisms to re-route and inject additional natural gas to satisfy the demand of the domestic market where appropriate in the event of any shortages. In accordance with the Agreement with Natural Gas Producers 2007-2011, producers and distribution companies had to enter into gas purchase and sales agreements reflecting the provisions included therein.

The Company did not enter into any of these agreements at the appropriate time because it understood that the offers received from the producers neither comply with the terms and conditions of the Agreement 2007-2011, nor would allow MetroGAS to guarantee the supply of natural gas to the Company´s consumers on an uninterruptible basis considering the volumes included in said offers.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

As from August 1, 2007, based on the provisions of the Agreement 2007-2011 and according to several notes issued by the Sub-secretary of fuels and Circulars distributed by the EGM, the volumes set forth under said Agreement became effective as provision arrangements, provided that there are no contracts with gas producers.

On September 19, 2008, the SE subscribed the Complementary Agreement with Natural Gas Producers (Resolution No. 1,070) to recompose well head gas prices and the segmentation of residential demand for natural gas, which supplements the Agreement approved by Resolution No. 599/07. The Agreement became effective on September 1, 2008, but for CNG that became applicable as from October 1, 2008.

Additionally, on December 16, 2008, SE Resolution No. 1,417/08 established the new basin prices to become applicable as from November 1, 2008.

Finally, and as regards the natural gas market, in order to promote the investment and to increase the production, the CPCEPNIH recently issued Resolution No. 1/2013, to establish an incentive scheme for Excess Injection of natural gas. This agreement sets forth that the Excess Injection (any quantity of gas injected by producers in excess of the Base Injection, and as defined in Resolution No. 1/2013 issued by the Committee of Strategic Planning and Coordination of the National Plan for Hydrocarbons Investments) will have an Excess Price of 7.5 U$S/MBTU (the “Excess Price”). Upon the compliance of certain conditions provided for therein, the agreement will become effective for five years. Although the resolution mentioned above does not affect directly the prices received by the Company, it represents a fundamental change to the incentive for natural gas producers to raise their investments in order to increase the horizon of reserves and production of hydrocarbons, thereby potentially affecting and in a positive way the business of the Company.

Due to the fact that MetroGAS understood that the volumes, basins of injection and transportation routes foreseen in the Agreement 2007-2011 would prevent the normal supply of demand on an uninterruptible basis, the Company filed reports with the ENARGAS, SE and the Fuel Sub- secretariat to draw their attention and seek the remediation of this matter.

From October 4, 2010, the ENARGAS Resolution published in the Official Gazette approved the Procedure for Gas Applications, Confirmations and Controls. Beginning October 1, 2010, the effective date of this Procedure, MetroGAS has the volume of natural gas per day necessary to supply the demand on an uninterruptible basis.

On January 5, 2012, was published in the Official Gazette the SE Resolution No. 172/2012, which extended the effect of the SE Resolution No. 599/07 for the allocation of natural gas volumes through transportation routes and basins based on the different categories of customers until the issuance of any new resolutions on that regard.

On March 8, 2012, was published the SE Resolution No. 55/2012, which approved the third extension of the Agreement with Natural Gas Producers setting that a specific treatment should apply to those producers who have not accepted the extension of the agreement so that they could not receive the increases created by SE Resolutions No. 1,070/2008 and No. 1,417/2008.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

ENARGAS Resolution No. 2,087/2012, published on March 23, 2012, established the mechanism for the allocation of natural gas volumes in respect of those producers who have not accepted the extension of the agreement to residential and small commercial customers without increases under the above Resolutions of 2008, providing that distribution companies should directly deliver to the Compensation Fund for Liquefied Natural Gas created under such resolutions certain amounts collected from their customers for natural gas.

30.2           Gas Transportation

MetroGAS has entered into various transportation contracts, with expiration dates ranging between 2013 and 2017, with Transportadora de Gas del Sur S.A. (“TGS”), Transportadora de Gas del Norte S.A. (“TGN”) and other companies, in order to ensure a firm transportation capacity of 24.6 MMCM per day, taking into account the ongoing contracts as of December 31, 2013.

The annual estimated valuation for firm transportation capacity to be paid by the Company under these contracts is stated below:

Periods	Contractual Commitments (Millions of Pesos)

2014	179.08
2015	179.08
2016	179.08
2017	179.20

Contracts entered into by the Company with gas transportation companies could be subject to amendment pursuant to the Emergency Law provisions applicable to contracts for public utility services, including transportation of natural gas. At the date of approval of these financial statements, the potential impact of any such modifications, if implemented, cannot be assessed.

In July 2012, the ENARGAS granted 174,343 m3 of firm transportation capacity to MetroGAS, effective from May 1, 2013 through April 30, 2014 for the route Neuquén - GBA, and 233,333 m3 of firm transportation capacity, effective from May 1, 2014 through April 30, 2017, for the same route. This allocation relates to an irrevocable offer submitted by MetroGas to TGN in the open bid process regarding capacity No. 01/2012. The capacity contracted under the remaining contracts with TGN was also increased in 2,540,000 m3 per day until 04/30/2017.

30.3           Transportation and Distribution Commitments

Contracts entered into with power plants include certain clauses for the concession of the transportation service during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service to a certain volume to supply its demand on an uninterruptible basis.

Should MetroGAS be forced to limit the transportation and distribution service to a volume higher than the one established in each contract, mainly due to an increase in firm demand, those contracts establish penalties to be paid to power plants as a result of those restrictions.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION
(amounts in thousands of pesos, except where expressly stated otherwise)

30.4	Leases

a. As lessee

As of December 31, 2013, the future minimum payments related to operating leases, are detailed below:

12.31.13
2014	1,462
2015	500
2016	408
2017	408
2018	408
2019	1,224
Total minimum payments	4,410

31.           SUBSEQUENTS EVENTS

During January 2014, the exchange rate between the U.S. dollar and the Argentine peso in the free exchange market (also called “official market”) increased by around 23%, going from Ps. 6.52 at the end of the fiscal year to around Ps. 8 from January 24 onwards, and has remained at such level until March 6, 2014.

The effect of the above exchange rate variation was net loss of Ps. 217 million for fiscal year 2014, according to an estimate based on existing balances as of December 31, 2013.

David Tezanos Gonzalez
Chairperson

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY
RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

These Financial Statements have been prepared in accordance with IFRS in substitution of the standards in effect until December 31, 2013. The Financial Statements for the year begun on January 1, 2012 and ended on December 31, 2012 have been restated in accordance with the new standards.

Argentine Economic Context and its impact on the Company

Note 2 to the consolidated financial statements attached hereto include a detailed description of the economic and regulatory context and of the impact of Emergency Law and regulations thereunder on the Company.

These circumstances have been taken into account by the Management of the Company when making any significant accounting estimates included in these consolidated financial statements, which include estimates for the recoverable value of non-current assets. For this purpose, the Company prepares from time to time an economic and financial forecast on the basis of alternative scenarios based on macroeconomic, financial, market and regulatory assumptions. See Note 5.

General

Company’s sales have been highly influenced by weather conditions prevailing in Argentina. Natural gas demand, and consequently sales, are considerably higher during winter months (from May to September) due to the gas volumes sold and the rates mix affecting sales revenues and gross margin.

On account of regulatory changes (see Note 2.4.3), on April 20, 2005 the Board of Directors of MetroGAS resolved to create MetroENERGÍA, a corporation whose equity is owned 95% by MetroGAS and whose corporate purpose is to engage, on its own account and on behalf of or in association with third parties, in the sale and purchase and/or transportation of natural gas.

In the framework of the process of renegotiation of its license, a Temporary Agreement was signed with UNIREN on October 1, 2008, which was ratified by a Shareholders’ Meeting of MetroGAS held on October 14, 2008 and approved by the PEN on March 26, 2009 by Executive Decree No. 234 (Official Gazette 14/04/2009). This Temporary Agreement established a Transitional Tariff Regime applicable as from September 1, 2008, including a realignment of prices and rates contemplating changes in gas and gas transportation and distribution prices. The amounts derived from the increase effectively received as a result of the realignment of the distribution rate must be deposited by the Company into a specific fund (trust fund) that will be used for the performance of infrastructure works within the License area. The Temporary Agreement was not implemented, as the relevant tariffs were not issued.

In this context, on December 29, 2011, MetroGAS filed a complaint that was intended to toll the statute of limitations in respect of damages resulting from the collapse of the economic and financial structure contemplated in the gas distribution License and also in connection with a prior administrative claim filed for the same purpose. The demand was enlarged on February 13, 2013, when the claimed amount was established.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY
RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

On November 21, 2012, the Company, just as all other gas Distributors, with the exception of Litoral Gas, signed a Memorandum (“Memorandum”) with ENARGAS. Pursuant to ENARGAS ENRG/SD/I 13,352 letter, received on November 29, 2012, such Memorandum is fully effective. Under this Memorandum, it was agreed that a fixed amount per invoice would be established, a distinction being made between customer categories. The amounts received by Distributors for this concept will be deposited in a trust fund created to such an effect, and used to perform works in relation to infrastructure, connection, power upgrades, expansion and/or technological updating of gas network distribution systems, safety, service reliability and network integrity, and also for maintenance and any other related expenses necessary to provide the gas distribution public service, up to the limit of the amounts effectively available to be applied within the service provision area. On the other hand, gas distributors shall be required to submit to the approval of an Execution Committee to be created under the trust an Investment Plan of Consolidation and Expansion stated in physical and financial terms, the guidelines of which will be determined pursuant to the trust agreement to be subscribed between the Company and Nación Fideicomisos S.A.

The amounts assigned to Gas License Holders will be received on account of any rate adjustments contemplated in the License renegotiation agreements subscribed in due time. In the specific case of MetroGAS, this is the Temporary Agreement approved by Executive Decree No. 234/09. The amounts received by MetroGAS as a result of the implementation of these new fixed amounts were Ps. 194 million in 2013.

On November 29, 2012 ENARGAS Resolution No. 2,407/12 was published in the Official Gazette a recitals specify that MPFIPyS Resolution No. 2,000/05 has been complied with, and consequently Distributors are authorized by ENARGAS to charge the above mentioned amount. The Company has been billing this new tariff charge as from December 3, 2012.

On account of the adverse circumstances affecting MetroGAS, on June 17, 2010 the Board of Directors of MetroGAS S.A. filed a petition for Reorganization Proceedings (as described in Note 2.2 to the consolidated financial statements). In compliance with the arrangement made with creditors thereunder, on January 11, 2013, MetroGAS issued new notes that were given to financial creditors and to non-financial creditors holding allowed and provisionally admitted claims in exchange for their claims, as detailed in Note 17.

On that same date, MetroGAS received notice of ENARGAS Resolution No. I-1.260, pursuant to which a receiver was appointed for the Company (as described also in Note 2.3).

MetroGAS intervention and the appointment of Antonio Gomez have been successively extended for 120 running day periods under the same terms and conditions as the original one, the last of which was established by Resolution ENARGAS No. 2,448/13 dated February 1, 2013.

On May 16, 2013, report of the Ing. Antonio Gómez was received in relation to the inventories and valuation of non-essential assets without observations.

On May 31, 2013, ENARGAS issued Resolution ENRG I-2,587/13 which provided for (i) the termination of the intervention of that entity in MetroGAS, and (ii) the end of the actions of the inspector Ing. Antonio Gomez.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY
RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Analysis of transactions in the years ended December 31, 2013 and 2012

The sales of the Company for the fiscal year ended on December 31, 2013 increased by 30.7%, and operating costs rose by 20.2% as compared with the same previous fiscal year, as a result of which gross profits increased by Ps. 213,860 thousand, to Ps. 503,009 thousand during the year ended on December 31, 2013, as compared with Ps. 289,149 thousand shown for the same previous fiscal year.

Administrative expenses increased by 34.5%, to Ps. 228,647 thousand during the year ended on December 31, 2013, as compared with Ps. 169,984 thousand shown for the same previous fiscal year, and selling expenses increased by 29.8%, from Ps. 199,413 thousand, during the year ended on December 31, 2012, to Ps. 258,753 thousand shown for the present fiscal year.

Consequently, during the year ended on December 31, 2013 an operating gain of Ps. 62,875 thousand was recorded, as compared to an operating loss of Ps. 86,334 thousand for the same previous fiscal year.

During the year ended on December 31, 2013 net financial results was a loss of Ps. 341,605 thousand, as compared with a loss of Ps. 141,600 thousand sustained in the same previous fiscal year.

During the year ended on December 31, 2013 a gain from debt restructuring results under reorganization proceedings was recorded for Ps. 757,470 thousand.

Consequently, the Company’s net result for the year ended on December 31, 2013 amounted to Ps. 256,830 thousand, as compared to a net loss of Ps. 178,828 thousand for the same previous fiscal year.

Results of Operations and Financial Condition

Sales

Total consolidated sales increased by 30.7% during the year ended on December 31, 2013, and amounted to Ps. 1,936,211 thousand, as compared with Ps. 1,481,375 thousand shown for the same previous fiscal year.

The increase in sales for the period ended on December 31, 2013 was mainly derived from larger sales to residential customers by MetroGAS and MetroENERGÍA sales, partially offset by lower processing natural gas sales.

MetroGAS gas sales to residential customers increased by 35.2%, from Ps. 564,190 thousand to Ps. 762,881 thousand for the years ended on December 31, 2012 and December 31, 2013, respectively, mainly to an increase in sales and to the fact that the Company is now billing the charge established under MPFIPyS Resolution No. 2,000/05 and authorized by ENARGAS Resolution No. 2,407/12 as from December 3, 2012 and to the increase of 4.3% in the volumes delivered in the year ended on December 31, 2013 as compared with the previous fiscal year.

MetroGAS gas sales to industrial and commercial customers and governmental entities increased by 25.3%, to Ps. 108,895 thousand during the year ended on December 31, 2013 from Ps. 86,884 thousand during the previous fiscal year, mainly on account of an increase in the average price due to the fact that the Company is now billing the charge established under MPFIPyS Resolution No. 2,000/05 and authorized by ENARGAS Resolution No. 2,407/12 as from December 3, 2012.

Sales of transportation and distribution services to power stations decreased by 2.9%, from Ps. 90,294 thousand during the year ended on December 31, 2012, to Ps. 87,717 thousand for the present year, mainly on account of a decrease of a 11.1% in volumes delivered, partially offset by an increase in average prices of sale.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY
RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

On the other hand, sales of transportation and distribution services to industrial and commercial customers and governmental entities increased by 21.4%, from Ps. 75,821 thousand during the year ended on December 31, 2012 to Ps. 92,025 thousand for the present year, mainly on account the increased average prices partially offset by a 1.8% fall in delivered volumes.

Sales of processed natural gas decreased by 36.5% during the year ended on December 31, 2013 with respect to the same previous year, and the volumes delivered by 46.6%. As from July 2013, MetroGAS discontinued the processing of natural gas to obtain hydrocarbons at the General Cerri plant. One month later, in August 2013, an agreement was reached with Transportadora Gas del Sur (“TGS”) to assign those hydrocarbons at the head of the TGS gas pipeline in Exchange of a monthly rate.

MetroENERGÍA gas sales during the year ended on December 31, 2013 amounted to Ps. 721,209 thousand, as compared to Ps. 465,559 thousand for the same previous fiscal year. This increase was mainly due to an increase in average prices. Moreover, commissions for sales made on behalf of third parties during 2013 amounted to Ps. 4,729 thousand, while in 2012 such commissions were of Ps. 3,948 thousand.

The table below shows the consolidated sales of the Company by type of service and customer categories for the years ended on December 31, 2013 and 2012, in thousands of pesos:

	For the year ended December 31, 2013	% of Sales	For the year ended December 31, 2012	% of Sales
MetroGAS
Gas sales:
Residential	762,881	39.4	564,190	38.0
Industrial, Commercial and Governmental	108,895	5.6	86,884	5.9
Subtotal	871,776	45.0	651,074	43.9

Transportation and Distribution Services
Power Plants	87,717	4.5	90,294	6.1
Industrial, Commercial and Governmental	92,025	4.8	75,821	5.2
Compressed Natural Gas	48,111	2.5	35,834	2.4
Subtotal	227,853	11.8	201,949	13.7

Processed Natural Gas	73,530	3.8	115,771	7.8
Other Gas Sales and Transportation and Distribution Services	37,114	1.9	43,074	2.9

MetroENERGÍA
Gas and transportation sales on its own behalf	721,209	37.3	465,559	31.4
Selling commission	4,729	0.2	3,948	0.3
Total of Sales	1.936,211	100.0	1,481,375	100.0

METROGAS S.A.
INFORMATIVE SUMMARY OF ACTIVITY
RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

The table below presents the volumes of sales of natural gas and transportation and distribution services by MetroGAS by customer category for the years ended on December 31, 2013 and 2012, in millions of cubic meters:

	For the year ended December 31, 2013	% of Volumes of gas delivered	For the year ended December 31, 2012	% of Volumes of gas delivered
Gas sales:
Residential	2,151.5	28.0	2,062.3	25.4
Industrial, Commercial and Governmental	468.0	6.1	457.2	5.6
Subtotal	2,619.5	34.1	2,519.5	31.0
Transportation and Distribution Services
Power Plants	3,181.1	41.5	3,576.7	44.0
Industrial, Commercial and Governmental	795.0	10.4	809.2	10.0
Compressed Natural Gas	529.5	6.9	546.3	6.7
Subtotal	4,505.6	58.8	4,932.1	60.7

Processed Natural Gas	70.1	0.9	131.2	1.6

Other Gas Sales and Transportation and Distribution Services	475.7	6.2	543.5	6.7
Total delivered volume by MetroGAS	7,670.9	100.0	8,126.4	100.0

Total gas and transportation delivered volume by MetroENERGÍA	903.0	100.0	1,016.1	100.0

Operating Costs

Operating costs increase to 20.2% amounted to Ps. 1,433,202 thousand for the year ended on December 31, 2013, respect to Ps. 1,192,226 thousand during the same previous fiscal year. This variation was mainly due to increase in gas purchase costs and in salaries and social security charges and fixed assets maintenance and repair, which were partially offset by decreased gas transportation costs and taxes, contributions and charges.

The costs of natural gas purchases increased by 34.0%, from Ps. 650,289 thousand for the year ended on December 31, 2012 to Ps. 871,130 thousand during the present fiscal year, mainly as a result of increased in average price gas purchased by MetroENERGÍA. During the year ended on December 31, 2013, 3,087.9 million cubic meters were purchased by MetroGAS, and 838.9 million cubic meters by MetroENERGÍA, which as a whole represent a 0.4% decrease with respect to gas volumes purchased in the same previous fiscal year.

Gas transportation costs decreased by 13.4% during the year ended on December 31, 2013 as compared with the same previous fiscal year, mainly on account of a decrease in transportation cost to exchange and movements by MetroENERGÍA.

The table below shows the operating costs and expenses of the Company by type of expenses for the year ended on December 31, 2013 and 2012, in thousands of pesos:

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY
RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

	For the year ended December 31, 2013	% of Total Operating Costs	For the year ended December 31, 2012	% of Total Operating Costs

Cost of gas	871,130	60.8	650,289	54.5
Gas transportation	205,840	14.4	237,571	19.9
Depreciation of cost PP&E and Inv prop	67,088	4.7	65,526	5.5
Payroll and social contributions	123,613	8.6	89,829	7.5
Fixed assets maintenance	58,125	4.1	41,696	3.5
Sundry materials	10,671	0.7	6,330	0.5
Fees for sundry services	23,078	1.6	24,621	2.1
Taxes, rates and contributions	61,520	4.3	68,564	5.8
Other operating expenses	12,137	0.8	7,800	0.7
Total	1,433,202	100.0	1,192,226	100.0

Administrative Expenses

Administrative expenses increased by 34.5%, from Ps. 169,984 thousand for the year ended on December 31, 2012 to Ps. 228,647 thousand for the present fiscal year. This increase was mainly due to the increase in payroll and social contributions, in taxes, rates and contributions and commissions, in fees for sundry services, in fixed assets maintenance and in depreciation of PP&E and Inv. prop.

Selling Expenses

Selling expenses increased by 29.8%, from Ps.199,413 thousand for the year ended on December 31, 2012 to Ps. 258,753 thousand for the present fiscal year. This increase was mainly due to the increase in payroll and social contributions, in taxes, rates and contributions, in post and telecommunication expenses, in fees for sundry services, in doubtful account charge, and in bank, expenses and commission.

Other income and expenses

Other income and expenses amounted to a loss of Ps. 6,086 thousand for the fiscal year ended December 31, 2012, and a profit of Ps. 47,266 thousand in the current fiscal year, mainly due to a recorded recovery of provisions.

Net Financial Results

During the year ended on December 31, 2013 net financial results was a loss of Ps. 341,605 thousand, as compared to a Ps. 141,600 thousand loss for the same previous fiscal year. This change in net financial results was mainly due to an increase in accrued financial interest from the financial debt restructuring affected in the current year under reorganization proceedings, which did not bear interest and to the increase in the variation of the exchange rate in the present year compared to the same previous year.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY
RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Debt Restructuring Result

The result from reorganization debt restructuring as of December 31, 2013 amounts to Ps. 757,470 thousand, as detailed below:

For the year ended,
12.31.13
Derecognition of the reorganization liability corresponding to verified and declared acceptable creditors	1,422,585
Cash payments of accrued interest between the 1/1/13 and 1/11/13	(1,866)
Subtotal	1,420,719
Initial recognition of Series A and B Notes at fair value	(646,996)
Withdrawal of prescribed liabilities	(3,363)
Debt restructuring expenses	(12,890)
Debt restructuring income before taxes	757,470

Income Tax

During the year ended on December 31, 2013 the Company accrued an income tax charge of Ps. 221,910 thousand, as compared with a gain of Ps. 49,106 thousand shown for the same previous fiscal year. This change is attributable mainly to the tax increase due to the gain from reorganization debt restructuring referred to in the preceding paragraph.

Net Cash Flows from Operating Activities

Net cash flows from operating activities for the year ended on December 31, 2013 amounted to Ps. 162,710 thousand, as compared with Ps. 54,760 thousand for the same previous fiscal year. This change was mainly due to increase in cash flows from operating results during the current year with respect to the same previous fiscal year.

Net Cash Flows from Investing Activities

Net cash flows from investment activities amounted to Ps. 166,046 thousand for the year ended on December 31, 2013, due to an increase in fixed assets, as compared with Ps. 111,178 thousand for the same previous fiscal.

Net Cash Flows from Financing Activities

Net cash flows from financing activities amounted to Ps. 32,153 thousand for the year ended on December 31, 2013 as a result of the partial payment of interest upon the restructuring of debt under reorganization proceedings affected on January 11, 2013 and on the corresponding payment dates on June and December 2013.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY
RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Liquidity and Capital Resources

Financing

As of December 31, 2013, the financial debt accounted for by Company amounted to Ps. 953,124 thousand. Also, nominal debt amounted to U$S 325,251 thousand.

In compliance with the arrangement made with creditors under the reorganization proceedings, on January 11, 2013 MetroGAS proceeded to exchange the existing Notes held by financial creditors and any allowed or provisionally admitted claims held by non-financial creditors, for the New Notes (see Note 17 to the consolidated financial statements).

Comparative Consolidated Structure of Statement of financial position (1)(2)

Consolidated Statement of financial positions as of December 31, 2013 and 2012.

	12.31.13	12.31.12
	Thousands of Ps.
Non current Assets	1,860,591	1,788,122
Current assets	484,407	432,380
Total assets	2,344,998	2,220,502

Non current Liabilities	1,260,707	1,490,369
Current Liabilities	660,174	562,846
Total Liabilities	1,920,881	2,053,215
Non controlling interest	2,883	989
Equity attributable to the owners	421,234	166,298
Total Liabilities and Shareholders’ Equity	2,344,998	2,220,502

(1)
In accordance with the provisions of section 114 of Chapter XXXI – Temporary Provisions, of the Argentine Securities Commission (“CNV”) Regulations, as amended by CNV Resolution No. 592/2011, the Informative Summary accompanying the annual and quarterly financial statements for a fiscal year beginning as from January 1, 2013 the balances and income for the fiscal year/period must be presented in comparison with those of the previous fiscal year, both prepared under IFRS, as required under paragraph 16 (c) of Technical Resolution No. 26 (as amended by Technical Resolution No. 29), and no other comparative amounts will be presented. For a determination of the quantitative impact of the change to IFRS on net equity and income, see Note 3.5 to consolidated financial statements.

(2)	Information covered by the Independent auditors report.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY
RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Comparative Consolidated Structure of Profit and loss and other comprehensive income (1)(2)

Consolidated Statements of Profit and loss and other comprehensive income for the years ended on December 31, 2013 and 2012.

	12.31.13	12.31.12
	Thousands of Ps.
Revenues	1,936,211	1,481,375
Operating costs	(1,433,202)	(1,192,226)
Gross profit	503,009	289,149
Administrative expenses	(228,647)	(169,984)
Selling expenses	(258,753)	(199,413)
Other income and expenses	47,266	(6,086)
Operating income (loss)	62,875	(86,334)
Financial income	25,526	29,917
Financial cost	(367,131)	(171,517)
Net financial results	(341,605)	(141,600)
Debt restructuring result	757,470	-
Result before income tax	478,740	(227,934)
Income tax and MPIT	(221,910)	49,106
Net and comprehensive result for the year	256,830	(178,828)

(1)
In accordance with the provisions of section 114 of Chapter XXXI – Temporary Provisions, of the Argentine Securities Commission (“CNV”) Regulations, as amended by CNV Resolution No. 592/2011, the Informative Summary accompanying the annual and quarterly financial statements for a fiscal year beginning as from January 1, 2013 the balances and income for the fiscal year/period must be presented in comparison with those of the previous fiscal year, both prepared under IFRS, as required under paragraph 16 (c) of Technical Resolution No. 26 (as amended by Technical Resolution No. 29), and no other comparative amounts will be presented. For a determination of the quantitative impact of the change to IFRS on net equity and income, see Note 3.5 to consolidated financial statements.

(2)	Information covered by the Independent auditors report.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY
RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Comparative Statistical Data

The information shown below makes reference to the years ended on December 31, 2013 and 2012.

	12.31.13	12.31.12
	Millions of CM
Gas purchased by MetroGAS	3,088	3,156
Gas contracted by third parties	5,467	5,947
	8,555	9,103
Volume of gas withheld:
- Transportation	(528)	(566)
- Loss in distribution	(353)	(404)
- Transportation and processing of natural gas	(4)	(7)

Volume of gas delivered by MetroGAS	7,670	8,126

Volume of gas purchased and delivered by MetroENERGIA on its own behalf	839	787

Comparative Indices (1)

The information below makes reference to the years ended on December 31, 2013 and 2012.

	12.31.13	12.31.12
Liquidity	0.73	0.77
Solvency	0.22	0.08
Immobilization	0.79	0.81
Profitability	0.87	(0.70)

(1)	Information covered by the Independent auditors report.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY
RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Additional Information

Changes in MetroGAS Shares and ADS Prices:

		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1) and (2)
		$	U$S
December	2009	0.88	2.17
December	2010	1.16	- (2)
December	2011	0.69	-
January	2012	0.85	-
February	2012	0.84	-
March	2012	0.70	-
April	2012	0.44	-
May	2012	0.57	-
June	2012	0.60	-
July	2012	0.58	-
August	2012	0.53	-
September	2012	0.48	-
October	2012	0.47
November	2012	0.61
December	2012	0.70
January	2013	0.87	-
February	2013	0.67	-
March	2013	0.70	-
April	2013	0.76	-
May	2013	0.88	-
June	2013	0.71	-
July	2013	0.77	-
August	2013	0.84	-
September	2013	1.10	-
October	2013	1.35	-
November	2013	1.74	-
December	2013	1.29	-

(1)	Prices on the last business day of each month (except for (2)).
(2)
On June 17, 2010, the NYSE announced the immediate suspension of MetroGAS ADSs from listing on such exchange due the Company’s announcement of its voluntary petition for reorganization proceedings on such date.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY
RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Perspectives

MetroGAS intends to focus its efforts on ensuring the continuity of its business, maintaining gas supply quality and reliability, complying with basic License rules and finally, on the basis of the outcome of the License agreement renegotiation, MetroGAS will define its new strategy towards the future and in relation to matters such as business planning, business policy and an the development of an investment plan.

Autonomous City of Buenos Aires, March 6, 2014

David Tezanos Gonzalez
Chairperson

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph.
Deloitte & Co. S.A. Florida 234, 5th floor C1005AAF Ciudad Autónoma de Buenos Aires Argentina Phone.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar
Independent Auditors’ Report

To the President and Directors of
METROGAS SOCIEDAD ANÓNIMA
Gregorio Aráoz de Lamadrid 1360
Buenos Aires City, Argentina

1.	Identification of the financial statements subject to audit

We have audited the accompanying consolidated financial statements of METROGAS SOCIEDAD ANONIMA (an Argentine corporation, hereinafter mentioned “MetroGAS S.A.” or the “Company”) and its controlled company, which comprise the consolidated statement of financial position as of December 31, 2013, and the related consolidated statements of profit and loss and other comprehensive income, changes in shareholders’ equity and cash flows for the year then ended and the other explanatory information included in Notes 1 to 31 (Notes 3 and 4 presents a summary of significant accounting policies used in preparation of the consolidated financial statement).

The figures and other information as of December 31, 2012 and as of January 1, 2012 (the latter being the date of transition to the International Financial Reporting Standards), before giving effect to the adjustments and reclassifications made to implement International Financial Reporting Standards as described in Note 3 to the accompanying consolidated financial statements, were audited by other auditors, who issued their respective audit reports based on the standards established by Technical Resolution N° 7 issued by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) on March 7, 2013 and 2012, respectively, including qualifications in relation to certain uncertainties existed as of such dates (those uncertainties still pending of resolution are detailed in section 5.a) and b) of this report). The figures and other information corresponding to the fiscal year 2012 are an integral part of the consolidated financial statements mentioned in the previous paragraph and are intended to be read only in relation with those financial statements.

2.	Company’s Board of Directors responsibility for the consolidated financial statements

The Company’s Board of Directors is responsible for the preparation and fair presentation of the accompanying consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), adopted by the FACPCE as professional accounting standards, as they were approved by the International Accounting Standards Board (“IASB”) and incorporated by the Argentine Securities Commission to its regulations.  Moreover, the Board of Directors is responsible of an internal control system as it determines necessary to enable the preparation of consolidated financial statements that are free from material misstatements.

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3.	Auditor’s responsibility

Our responsibility is to express an opinion about the accompanying consolidated financial statements, based on our audit. We conducted our audit in accordance with the International Standards on Auditing (“ISA”) adopted by Technical Resolution No. 32 issued by the FACPCE. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures, substantially on a test basis, to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depends on the auditor’s professional judgment, including the assessment of the risks of material misstatement of the financial statements. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Company’s Board of Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

4.	Opinion

In our opinion, the consolidated financial statements referred to in the first paragraph of section 1 of this report, presents fairly, in all material respects, the consolidated financial position of METROGAS S.A. and its controlled company as of December 31, 2013, and its consolidated profits and loss and other comprehensive income, changes in its shareholders’ equity and cash flow for the year then ended, in accordance with International Financial Reporting Standards.

5.	Additional explanatory paragraphs

a)     The changes in the economic conditions of the country and the amendments introduced to the License with which the Company operates, mentioned in Note 2 to the accompanying consolidated financial statements, have affected the economic and financial position of the Company, affected by the suspension of the original regime of tariff adjustment and the increase in the operating costs to maintain the quality of services. The Company´s Board of Directors is under a renegotiation process of certain terms of the License, situation that has not been resolved to the date of issuance of this report. From the year ended December 31, 2012, the Company recorded operating losses for significant amounts. Moreover, as of December 31, 2013, accumulated negative retained earnings for an amount of $878,082 (in thousands) and has a negative consolidated working capital for an amount of $175,767 (in thousands). The Company´s Board of Directors estimates that, if the conditions as of the date of issuance of these financial statements continue, the economic and financial position will continue to deteriorate. This situation generates uncertainty about the future development of MetroGAS S.A.´s business and its ability to continue as a going concern. The Company has prepared the accompanying consolidated financial statements using accounting standards applicable to a going concern. Therefore, such financial statements do not include the effect of potential adjustments and reclassifications, if any, that may be required if the situation described is not solved in favor of the business continuity and if the Company is forced to realize assets and settle its liabilities, including contingent liabilities, in conditions other than the normal course of business. Also as of December 31, 2013, considering accumulated negative retained earnings as of such date, METROGAS S.A., is under provisions of article 206 of Law No. 19,550, Corporations Law.

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b)     Additionally, as mentioned in more detail in Note 5.1 to the accompanying consolidated financial statements, the Company has prepared projections with the aim of determining the recoverable value of its property, plant and equipment, based on assumptions made related to the expected final outcome of the renegotiation process mentioned in the paragraph above. The cash flows and actual future results may differ from the estimates and assessments made by the Management at the date of preparation of these financial statements. In this regard, we are not in a position to estimate whether the assumptions used by the Management to prepare its projections will materialize in the future and, therefore, if the recoverable values of the property, plant and equipment will exceed the respective net book values.

c)     As mentioned in Note 3.1 to the accompanying consolidated financial statements, these financial statements have been prepared in accordance with IFRS, this being the first fiscal year of application of these accounting standards for the Company. The effects of changes caused by the application of these new accounting standards are presented in the mentioned note to the accompanying consolidated financial statements.

6.	English translation of statutory financial statements

This report and the consolidated financial statements referred to in section 1 have been translated into English for the convenience of English-speaking readers. The accompanying consolidated financial statements are the English translation of those originally issued by METROGAS SOCIEDAD ANÓNIMA in Spanish and presented in accordance with International Financial Reporting Standards.

Buenos Aires City, Argentina

March 6, 2013

Deloitte & Co. S.A.

/s/ Fernando G. del Pozo

Fernando G. del Pozo
Partner

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